   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1996

                                           REGISTRATION STATEMENT NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        FLORIDA PANTHERS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

               FLORIDA                                 7941                                65-0676005
   (State or other jurisdiction of         (Primary Standard Industrial          (I.R.S. Employer Identification
    incorporation or organization)          Classification Code Number)                      Number)
                                                                               H. WAYNE HUIZENGA
                                                                             CHAIRMAN OF THE BOARD
                                                                        FLORIDA PANTHERS HOLDINGS, INC.
        100 NORTHEAST THIRD AVENUE, SECOND FLOOR                   100 NORTHEAST THIRD AVENUE, SECOND FLOOR
             FORT LAUDERDALE, FLORIDA 33301                             FORT LAUDERDALE, FLORIDA 33301
                     (954) 768-1900                                             (954) 768-1900
   (Address, including zip code, and telephone number,         (Name, address, including zip code, and telephone
                         including                            number, including area code, of agent for service)
 area code, of registrant's principal executive offices)

                            ------------------------

                                   Copies to:

              STEPHEN K. RODDENBERRY, ESQ.                                  THOMAS J. MURPHY, ESQ.
           AKERMAN, SENTERFITT & EIDSON, P.A.                               MCDERMOTT, WILL & EMERY
            ONE S.E. THIRD AVENUE, 28TH FLOOR                               227 WEST MONROE STREET
                MIAMI, FLORIDA 33131-1704                                   CHICAGO, IL 60606-5096
                     (305) 374-5600                                             (312) 372-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE    OFFERING PRICE PER   AGGREGATE OFFERING      AMOUNT OF
                 REGISTERED                   REGISTERED(1)        SHARE(2)             PRICE(2)       REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per
  share.....................................     7,705,000          $10.00             $77,050,000          $26,569
- ------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------

(1) Includes 405,000 shares of Class A Common Stock which may be purchased by the Underwriters pursuant to an overallotment option.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 1996
PROSPECTUS

          , 1996

                                7,300,000 SHARES

[LOGO]                  FLORIDA PANTHERS HOLDINGS, INC.
                              CLASS A COMMON STOCK

    All the shares of Class A Common Stock offered hereby are being sold by Florida Panthers Holdings, Inc. Of the 7,300,000 shares offered hereby, 2,700,000 shares are being offered to the public in an Initial Public Offering and 4,600,000 shares are being offered in a Concurrent Offering by the Company directly to certain investors at a price per share equal to the Initial Public Offering price per share less the underwriting discounts and commissions but including the Placement Agent fee. See "Concurrent Offering." The consummation of the Concurrent Offering is contingent upon the consummation of the Initial Public Offering.

    Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently anticipated that the Initial Public Offering price will be $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the Initial Public Offering price. Application has been made to have the Class A Common Stock listed on The Nasdaq National Market under the symbol "PUCK."

    The Company has two classes of Common Stock: Class A Common Stock, which is offered hereby, and Class B Common Stock, all of which is currently owned by Mr.
H. Wayne Huizenga, the Company's principal shareholder and the Chairman of the Board. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 10,000 votes, on all matters submitted to the shareholders for approval. The shares of Common Stock are subject to certain National Hockey League requirements and restrictions with respect to the ownership. THE SHARES OF CLASS B COMMON STOCK WERE ISSUED TO MR. HUIZENGA TO SATISFY CERTAIN CONTROL REQUIREMENTS OF THE NATIONAL HOCKEY LEAGUE. See "The National Hockey League -- Restriction on Ownership -- Control Requirement" and "Description of Capital Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------------------
                                                               PRICE TO                         PROCEEDS TO
                                                                PUBLIC        UNDERWRITING      COMPANY(2)
                                                                              DISCOUNTS AND
                                                                             COMMISSIONS(1)
- --------------------------------------------------------------------------------------------------------------
Per Share
  Initial Public Offering................................          $                $                $
  Concurrent Offering....................................          $                $                $
Total(3).................................................          $                $                $
- --------------------------------------------------------------------------------------------------------------

(1) Donaldson, Lufkin & Jenrette Securities Corporation and Raymond James & Associates, Inc. are also acting as the Company's Placement Agents in connection with the Concurrent Offering, and the Company has agreed to pay
    the Placement Agents a fee of $      per share. In addition, the Company has
    agreed to indemnify the Underwriters and the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $590,000.
(3) The Company has granted the several Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 405,000 additional shares of Class A Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Company will be $      , $      and $      , respectively.
    See "Underwriting."

    The shares of Class A Common Stock are being offered in the Initial Public Offering by the several Underwriters named herein, subject to prior sale, when, as, and if accepted by them, subject to certain prior conditions, including the right of the Underwriters to reject orders in whole or in part. It is expected that the delivery of shares of Class A Common Stock will be made in New York,
New York on or about            , 1996.

DONALDSON, LUFKIN & JENRETTE                    RAYMOND JAMES & ASSOCIATES, INC.
      SECURITIES CORPORATION

                              [INSERT PHOTOS HERE]

                            ------------------------

     THE COMPANY INTENDS TO FURNISH ITS SHAREHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS CERTIFIED BY ITS INDEPENDENT AUDITORS.

     IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, all information contained in this Prospectus assumes no exercise of the over-allotment option and the consummation of the Reorganization. See "Reorganization." This Prospectus contains certain forward-looking statements which may involve certain risks and uncertainties. The actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus.

     Florida Panthers Holdings, Inc. (the "Company") is a newly-formed Florida corporation. The operations of the business described in this Prospectus are presently conducted by Florida Panthers Hockey Club, Ltd. (the "Partnership"), Arena Development Company, Ltd. ("Arena Development") and Arena Operating Company, Ltd. ("Arena Operator"), all of which will be contributed to the Company in connection with the Reorganization. Through its ownership of Decoma Investment, Inc. I ("Decoma I") and Decoma Investment, Inc. II ("Decoma II"), the Company will also own, upon completion of the Reorganization, approximately 78% of the partnership interests (the "Decoma Interests") in Decoma Miami Associates, Ltd., a Florida limited partnership ("Decoma") which operates the Miami Arena. Unless the context otherwise requires, prior to the completion of the Reorganization, references to the "Company" throughout this Prospectus, including the financial information contained herein, refer to the operations of the Partnership, Arena Development and Arena Operator. After the completion of the Reorganization, references to the "Company" refer to the operations of Florida Panthers Holdings, Inc. and its subsidiaries. References herein to the "Offerings" include the 2,700,000 shares of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), being offered in an Initial Public Offering (the "Initial Public Offering") as well as the 4,600,000 shares of Class A Common Stock being offered by the Company directly to certain investors concurrent with the Initial Public Offering (the "Concurrent Offering"). See "Concurrent Offering."

                                  THE COMPANY

     The Company owns and operates the Florida Panthers, a professional hockey team (the "Panthers") of the National Hockey League (the "NHL"), an unincorporated not-for-profit association, Arena Development, a Florida limited partnership formed for the purpose of developing a new multi-purpose, state-of-the-art sports and entertainment center (the "Broward County Civic Arena" or the "Facility") in Broward County, Florida and Arena Operator, a Florida limited partnership formed for the purpose of managing and operating the Broward County Civic Arena. In addition, the Company owns approximately 78% of the partnership interests in Decoma, a Florida limited partnership which operates the Miami Arena in which the Panthers currently play.

HOCKEY OPERATIONS

     The Panthers commenced play in the NHL on October 4, 1993 and, in their third season, reached the Stanley Cup Finals. Currently, the Company derives substantially all of its revenue from its hockey operations. This revenue is primarily derived from (i) the sale of tickets to the Panthers' home games, (ii) contracts with broadcast organizations and (iii) advertising and promotions. A large portion of the Company's annual revenue is determinable at the commencement of each hockey season based on season ticket sales and contracts with broadcast organizations and sponsors.

     The Company believes that the NHL is poised for significant continued growth as evidenced by record ticket sales estimated to total approximately $520.0 million during the 1995-96 season (an estimated 23% increase in revenue from the 1993-94 season) and an estimated increase in net revenue from retail sales of NHL licensed merchandise from approximately $18.0 million during the 1993-94 season to approximately $21.0 million during the 1995-96 season. In addition, prior to the commencement of the 1994-95 season, the NHL (i) entered into a new, seven-year $275.0 million television contract (the "Fox Contract") with Fox Broadcasting Co. ("Fox"), and (ii) extended its existing contract with ESPN, Inc. ("ESPN") through the end of the 1998-99 season (pursuant to which ESPN agreed to pay the NHL approximately $65.0 million) for the national broadcast of certain NHL games in the U.S. The NHL also renewed its contract with Molson Breweries of Canada Limited ("Molson") prior to the commencement of the 1994-95 season, pursuant to which Molson agreed to pay the NHL approximately $171.0 million for the rights to broadcast certain NHL games throughout Canada for four seasons. The NHL estimates that the aggregate number of television households in the United States that tuned in to an NHL national telecast increased from 53.9 million during the 1993-94 season to 87.5 million during the 1995-96 season, an increase of 62%.

     The Company intends to capitalize on the increasing popularity of hockey, in general, and the success achieved by the Panthers during the 1995-96 season, in particular, by continuing to advertise and market the Panthers as well as continuing to enhance the service and entertainment provided at games.

ARENA DEVELOPMENT AND OPERATIONS

     In June 1996, the Company entered into an agreement (the "Development Agreement") with Broward County to develop the Broward County Civic Arena, which will be owned by Broward County. Pursuant to the Development Agreement, Broward County will purchase a 135 acre parcel of land (the "Development Site"), which will be used primarily for the development of the Facility and also for possible future ancillary development. Broward County has agreed to provide up to $184.7 million for the development of the Broward County Civic Arena, including the purchase of the Development Site. Performance of the Company under the Development Agreement is contingent upon, among other things, Broward County's acquisition of the Development Site, issuance of bonds by Broward County to finance the development of the Facility and the satisfactory resolution of certain restrictions affecting title and development rights to the purchased land. See "Risk Factors -- Arena Development and Operations -- Development of the Broward County Civic Arena" and "Business -- Arena Development and Operations -- Development of the Broward County Civic Arena."

     In connection with the development of the Broward County Civic Arena, the Company entered into a 30-year license agreement (the "License Agreement") and co-terminus operating agreement (the "Operating Agreement") with Broward County, pursuant to which the Company will utilize and operate the Broward County Civic Arena beginning on October 1, 1998, provided that construction is completed on a timely basis. Under the License Agreement, the Company is entitled to retain 95% of the revenue derived from the sale of general seating tickets to the Panthers' home games, and all of certain other hockey related advertising and merchandising revenue. In addition, the Company is entitled to receive the first $14.0 million of net operating income generated from the Broward County Civic Arena and 80% (with Broward County receiving 20%) of the net operating income in excess of $14.0 million. The Company believes that successful operation of the Broward County Civic Arena will significantly enhance the Company's total revenue. See "Business -- Arena Development and Operations."

     The Company owns approximately 78% of the partnership interests in Decoma. Decoma derives all of its revenue from its Miami Arena operations. This revenue is primarily derived from (i) seat use charges imposed on tickets sold at the Miami Arena, (ii) net operating income and (iii) fixed and variable operating payments generated from the Miami Arena. See "Risk Factors -- Litigation."

     The Company's principal executive offices are located at 100 Northeast Third Avenue, Second Floor, Fort Lauderdale, Florida 33301 and its telephone number is (954) 768-1900. The Company was incorporated in Florida on July 3, 1996.

                                 THE OFFERINGS

Class A Common Stock Offered by the Company
  Initial Public Offering....................  2,700,000 shares
  Concurrent Offering........................  4,600,000 shares
     Total...................................  7,300,000 shares
Common Stock to be Outstanding after the
  Offerings..................................  12,320,678 shares of Class A Common Stock (1)
                                               255,000 shares of Class B Common Stock (2)
Use of Proceeds by the Company...............  To repay indebtedness and for working capital and general corporate purposes. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market Symbol.......  PUCK

- ---------------

(1) Does not include 2,600,000 shares of Common Stock reserved for issuance
     under the Company's stock option plan, of which           shares are
     subject to options to be granted upon consummation of the Offerings at an exercise price per share equal to the Initial Public Offering price. See "Management -- Stock Option Plan."

(2) All the outstanding shares of Class B Common Stock are currently owned by Mr. Huizenga.

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below is derived from and should be read in conjunction with the financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The pro forma financial data included herein is presented for informational purposes only and may not reflect the Company's future results of operations and financial position or what the results of operations and financial position of the Company would have been had such transactions actually occurred as of the dates indicated.

                                                              FISCAL YEARS ENDED JUNE 30,
                                              ------------------------------------------------------------
                                                                                     1996
                                                                    --------------------------------------
                              SEVEN MONTHS                                                     PRO FORMA,
                                  ENDED                                            PRO FORMA   AS ADJUSTED
                              JUNE 30, 1993     1994       1995      ACTUAL           (1)          (2)
                              -------------   --------   --------   --------       ---------   -----------
STATEMENT OF OPERATIONS:
Revenue:
  Tickets...................      $  --       $ 14,784   $  9,559   $ 23,226       $  23,226    $  23,226
  Television and radio......         --          3,163      3,717      5,141           5,141        5,141
  Advertising and
     promotions.............         --          1,534      1,297      2,192           2,192        2,192
  NHL Enterprise rights.....         --            761        846        885             885          885
  Decoma arena operations...         --             --         --         --           1,082        1,082
  Other, primarily arena
     concessions............         --          1,440        912      1,561           1,561        1,561
                                  -----       --------   --------   --------        --------     --------
          Total revenue.....         --         21,682     16,331     33,005          34,087       34,087
                                  -----       --------   --------   --------        --------     --------
Cost of Revenue:
  Team operations...........         --         17,691     15,652     32,639          32,258       32,258
  Ticketing and arena
     operations.............         --          2,498      1,743      3,700           3,700        3,700
  Selling, general and
     administrative.........        768          5,512      5,351      7,814           8,371        8,371
                                  -----       --------   --------   --------        --------     --------
          Total cost of
            revenue.........        768         25,701     22,746     44,153          44,329       44,329
                                  -----       --------   --------   --------        --------     --------
                                   (768)        (4,019)    (6,415)   (11,148)        (10,242)     (10,242)
                                  -----       --------   --------   --------        --------     --------
Amortization and
  depreciation..............          2          6,444      5,980      9,427           9,741        9,741
                                  -----       --------   --------   --------        --------     --------
          Operating loss....       (770)       (10,463)   (12,395)   (20,575)        (19,983)     (19,983)
Interest income (expense),
  net.......................       (167)        (2,463)    (3,703)    (4,908)         (4,908)         122
Minority Interest in
  Decoma....................         --             --         --         --             (98)         (98)
                                  -----       --------   --------   --------        --------     --------
Net loss....................      $(937)      $(12,926)  $(16,098)  $(25,483)      $ (24,989)   $ (19,959)
                                  =====       ========   ========   ========        ========     ========
PRO FORMA:
Net loss per share..........                                        $  (5.79)(3)   $   (4.74)   $   (1.59)
                                                                    ========        ========     ========
Weighted average shares
  outstanding...............                                           4,405(3)        5,276       12,576
                                                                    ========        ========     ========

                                                                          JUNE 30, 1996
                                                                ----------------------------------
                                                                                       PRO FORMA,
                                                                           PRO FORMA   AS ADJUSTED
                                                                 ACTUAL       (4)          (5)
                                                                --------   ---------   -----------
BALANCE SHEET DATA:
  Total current assets........................................  $  3,402    $ 3,756      $25,868
  Total current liabilities...................................    65,562     27,614        7,426
  Total assets................................................    38,396     47,760       69,872
  Long-term obligations.......................................    28,277     28,277        3,277
  Partners' deficit/shareholders' equity......................   (55,443)    (8,131)      59,169

- ---------------

(1) Adjusted to reflect the Reorganization as if it had occurred at the beginning of the period presented.
(2) Adjusted to reflect the Reorganization and the Offerings (assuming an Initial Public Offering price of $10.00 per share and a Concurrent Offering price of $9.65 per share), and the application of the net proceeds thereof as described under "Use of Proceeds" as if such events had occurred at the beginning of the period presented.
(3) Adjusted to reflect the Reorganization, excluding the contribution of the Decoma Interests, as if it had occurred at the beginning of the period presented.
(4) Adjusted to reflect the Reorganization as if it had occurred on June 30, 1996.
(5) Adjusted to reflect the Reorganization and the Offerings (assuming an Initial Public Offering price of $10.00 and a Concurrent Offering price of $9.65 per share) as if such events had occurred on June 30, 1996.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, together with the other information contained in this Prospectus, in evaluating an investment in the shares of Class A Common Stock offered hereby. The following factors and other information set forth in this Prospectus contain certain forward-looking statements involving risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

GENERAL

  History of Losses and Uncertainty of Future Results

     The Company has not generated any earnings to date and has incurred net losses of approximately $937,000, $12.9 million, $16.1 million and $25.5 million for the seven months ended June 30, 1993 and the years ended June 30, 1994, 1995 and 1996, respectively. The Panthers currently play in the Miami Arena, which has a seating capacity of 14,703, one of the smallest arenas in the NHL. Under the terms of the Panthers' current lease, the Miami Heat of the National Basketball Association, as the primary tenant, controls revenue generated from the sale of suites and parking and a majority of the advertising, limiting the Company's ability to generate certain revenue which is generally available to other NHL franchises. In addition, the size of the Miami Arena limits the Company's ability to generate revenue from the sale of additional tickets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Hockey Operations -- Miami Arena." It is currently anticipated that the Panthers will incur net losses which could exceed $20.0 million per annum while playing at the Miami Arena. In the event the Broward County Civic Arena is not completed in time for the 1998-99 season, the Company could incur additional operating losses. There can be no assurance that the Company will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Need for Additional Capital

     The continuing operations of the Company's business may require substantial capital infusions on a continuing basis. The Company intends to use the net proceeds of the Offerings, cash flow from operations and additional borrowings to finance its operations. Whether or when the Company can achieve cash flow levels sufficient to support its operations cannot be accurately predicted. Unless such cash flow levels are achieved, the Company will require additional borrowings or the sale of debt or equity securities, or some combination thereof, to provide funding for its operations. In the event the Company cannot generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations, the Company's financial condition or results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  Control by H. Wayne Huizenga; Voting Rights

     The Company created a dual class of common stock in connection with the Reorganization, comprised of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). The Company issued shares of Class B Common Stock to Mr. Huizenga to satisfy certain control requirements of the NHL. In accordance with the NHL Constitution and the Bylaws, a change in controlling shareholder must be approved by the NHL. As such, Mr. Huizenga is required to maintain control of the Company unless the NHL approves the transfer of his controlling interests. See "The National Hockey League -- Control Requirement." Class A Common Stock and Class B Common Stock vote together on each matter submitted to the shareholders for approval. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 10,000 votes. Consequently, Mr. Huizenga, as the sole holder (holding 255,000 shares) of the Class B Common Stock, will be able to control the management and policies of the Company and the outcome of substantially all of the matters submitted to the shareholders for approval, including the election of directors. See "Management," "Certain Transactions," "Principal Shareholders," and "Shares Eligible for Future Sale."

     Neither the Company's charter nor its bylaws restrict the transfer of the Class B Common Stock. Accordingly, subject to the requirements of federal and state securities laws, the 180 day lock-up agreement with the Underwriters and the approval of the NHL, shares of Class B Common Stock may be owned by persons other than Mr. Huizenga. As a result, control of the Company may be transferred by Mr. Huizenga to other persons without the approval of the holders of Class A Common Stock and Mr. Huizenga may receive a control premium, which may be significant, in connection with such sale.

  Litigation

     On June 17, 1996, the Miami Sports and Exhibition Authority ("MSEA" or the "Plaintiff") filed a lawsuit against, among others, Mr. Huizenga, Richard C. Rochon, a director of the Company, the Panthers, Decoma, Arena Development and Arena Operator (collectively, the "Defendants") in the United States District Court of the Southern District of Florida. The suit alleges that the Defendants have conspired to restrain trade in the South Florida sports and entertainment facility market by monopolizing or attempting to monopolize such market in violation of federal antitrust laws. The Plaintiff seeks, among other things, to
(i) nullify certain provisions of the Miami Arena Contract, dated as of December 13, 1990 (the "Miami Arena Contract"), by and between Decoma and MSEA, specifically provisions restricting MSEA from developing a new state-of-the-art arena in Miami (the "New Arena"), and (ii) force the Defendants to divest their control over the Miami Arena and the Broward County Civic Arena. In addition, the Plaintiff seeks treble damages as well as reimbursement for reasonable attorneys' fees and costs. The Defendants believe that the suit is without merit and intend to vigorously defend against this suit. An unfavorable outcome of this litigation may have a material adverse effect on the Company's financial condition or results of operations.

  Business Concentration

     Upon completion of the Offerings, the business of the Company will be to own and operate the Panthers, Arena Development, Arena Operator and Decoma (which will only be owned in part). The Company expects that a significant portion of the Company's revenue will continue to be generated by the Panthers following the consummation of the Offerings. The Panthers have not been profitable since their inception. The failure on the part of the Company to (i) maintain a winning hockey franchise, (ii) continue to receive revenue from its Miami Arena operations, (iii) successfully develop the Broward County Civic Arena on schedule or (iv) operate the Facility efficiently, could have a material adverse effect on the Company's financial condition or results of operations.

  Expansion of Business

     Although the Company is not presently engaged in negotiations to acquire other businesses, it may, as part of its growth strategy, consider making future acquisitions of certain sports-related or non-sports-related businesses as well as certain commercial properties, including properties which may be owned by Mr. Huizenga or his affiliates. If the Company does make any such acquisitions, various associated risks may be encountered, including potential dilution to the shares of Class A Common Stock then outstanding due to additional shares of Common Stock (which may include shares of Class B Common Stock) being issued in connection with the acquisitions, possible goodwill amortization, diversion of management's attention, possible environmental and other regulatory costs and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's financial condition or results of operations. In addition, transactions, including acquisitions, which would result in the issuance of a significant number of shares of Common Stock (which may include shares of Class B Common Stock) may require consent of the NHL. There is no assurance that the Company will be able to obtain such consent from the NHL. See "-- Hockey Operations -- League Membership."

  Dependence on Key Personnel

     For the foreseeable future, the Company will be materially dependent upon the services of Mr. Huizenga, the Chairman of the Board, Mr. Richard H. Evans, President and Chief Operating Officer, and Mr. William A. Torrey, President of Florida Panthers Hockey Club, Inc. The loss of the services of any of these individuals could have a material adverse effect on the Company. See
"Management -- Executive Officers and Directors." The Company does not carry key man life insurance on any of its officers.

  Seasonality

     The NHL season begins during the fall and ends in late spring. As a result, the Company realizes the vast majority of its revenue and incurs the vast majority of its expenses during that period.

  Dilution

     The Offerings will result in an immediate and substantial dilution to purchasers in the Initial Public Offering of $8.68 per share (assuming an Initial Public Offering price of $10.00 per share and a Concurrent Offering price of $9.65 per share) in net tangible book value from the Initial Public Offering price. See "Dilution." In addition, the Company may undertake to raise additional capital through sales of additional shares of Class A Common Stock. Such sales could have a dilutive effect on the shares of Class A Common Stock purchased in the Offerings.

  Shares of Class A Common Stock Eligible for Future Sale

     Upon completion of the Offerings, the Company will have 12,320,678 shares of Class A Common Stock outstanding, of which 7,300,000 shares of Class A Common Stock (7,705,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act") unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 5,020,678 shares of Class A Common Stock (the "Huizenga Class A Shares") are eligible for sale in the public market, subject to the registration requirements of the Securities Act, or a valid exemption thereunder. The Company intends to (i) cause a registration statement (the "Huizenga Registration Statement"), registering the Huizenga Class A Shares, to be filed and declared effective at or immediately after the effective date of the Registration Statement of which this Prospectus is a part, and (ii) maintain the continued effectiveness of the Huizenga Registration Statement, including filings of post-effective amendments, in connection with the sale of Huizenga Class A Shares from time to time on a continuous basis. The directors and officers of the Company have agreed not to sell any shares of Class A Common Stock held by them for a period of 180 days from the date of this Prospectus without the consent of the Underwriters, subject to certain exceptions including pursuant to a foreclosure by a lender on a loan for which shares of Class A Common Stock have been pledged as collateral. The Company intends to register under the Securities Act the 2,600,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan (the "Stock Option Plan"). In addition, the Company may from time to time file registration statements covering shares of Class A Common Stock which may be issued in connection with potential future acquisitions and resales thereof by the recipients, although no such acquisitions are currently contemplated. Shares so registered could be sold in the public market. No predictions can be made as to the effect, if any, that market sales of shares of Class A Common Stock or the availability of the shares of Class A Common Stock for sale will have on the market price for shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of shares of Class A Common Stock in the public market following the Offerings could adversely affect the market price of the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."

  No Prior Public Market and Possible Volatility of Stock Price

     Prior to the Offerings, there has been no public market for the Class A Common Stock. Although the Company has applied for inclusion of the Class A Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained following the Offerings. There can be no assurance that the price at which the Class A Common Stock will trade in the public market subsequent to the Offerings will not be lower than the Initial Public Offering price. The Initial Public Offering price for the Class A Common Stock will be determined by negotiations among the Company and the Underwriters based on factors described in this Prospectus under "Underwriting." The trading price of the Company's Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly results and other factors. In addition, in recent years the stock market, in general, and the market for the shares of companies with a small capitalization, in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies.

  Absence of Dividends

     The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. Furthermore, the Company's ability to declare or pay dividends on its Common Stock is limited by the provisions of the NHL Bylaws and is expected to be limited by the terms of its new credit facility. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

HOCKEY OPERATIONS

  Competition

     The Panthers compete for sports entertainment dollars not only with other major league sports, but also college athletics and other sports-related entertainment. During parts of the hockey season, the Panthers experience competition from professional basketball (the Miami Heat), professional football (the Miami Dolphins) and professional baseball (the Florida Marlins). Mr. Huizenga controls the Miami Dolphins and the Florida Marlins. In addition, the colleges and universities in South Florida, as well as public and private secondary schools, offer a full schedule of athletic events throughout the year. The Panthers also compete for attendance and advertising revenue with a wide range of other entertainment and recreational activities available in South Florida.

  Dependence on Competitive Success

     The financial results of the Company are expected to depend in part on the Panthers continuing to achieve success in the NHL. By achieving and maintaining success, the Panthers expect to generate greater fan enthusiasm, resulting in higher ticket sales throughout the regular season and capturing greater shares of the local television and radio audience. Furthermore, any participation in the playoffs will provide the Panthers with additional revenue from sales of tickets for home playoff games and from broadcasts of playoff games under local media contracts. Conversely, revenue could be adversely affected by a poor performance by the Panthers. There can be no assurance that the Panthers will perform well or qualify for the playoffs.

  Players' Salaries

     Players' salaries in the NHL have increased significantly over the last two seasons. The aggregate Panthers players' salaries nearly doubled from approximately $10.2 million during the 1993-94 season to approximately $20.1 million during the 1995-96 season. In comparison, average aggregate players' salaries for NHL teams have increased 48% from approximately $14.3 million during the 1993-94 season to approximately $21.2 million during the 1995-96 season. The NHL Collective Bargaining Agreement is designed, in part, to control the rate of increase in players' salaries. However, there can be no assurance that the rate of increase in players' salaries will be effectively controlled. Significant increases in players' salaries could have a material adverse effect on the Company's financial condition or results of operations.

  Miami Arena

     In May 1996, the Company entered into an amendment to the lease for the Miami Arena (the "Lease Amendment"), extending the term of the lease (which was scheduled to expire at the end of the 1995-96 season) to July 31, 1998, with two one-year options for the 1998-99 season and the 1999-2000 season. The Lease Amendment contained substantially the same economic terms as the existing Miami Arena lease and was subject to the approval of MSEA, which approval, according to the Miami Arena lease, could not be unreasonably withheld. In June 1996, MSEA rejected the Lease Amendment and demanded that the Panthers vacate the Miami Arena. Subsequently, the Company sought and obtained a preliminary injunction enjoining MSEA from taking actions to prevent the Panthers from utilizing the Miami Arena pursuant to the Lease Amendment. MSEA has indicated that it plans to appeal the decision rendered by the court. If MSEA is successful in its appeal, the Company will need to find and enter into a lease for an alternative playing site until such time as the Broward County Civic Arena is completed. There can be no assurance that the Company will be able to find and enter into a lease for an alternative playing site or that the use of such alternative playing site will not adversely affect the Company's financial condition or results of operations.

     The Company owns approximately 78% of the partnership interests in Decoma, which derives all of its revenue from its Miami Arena operations. The City of Miami recently announced that it intends to build the New Arena which will be utilized by the Miami Heat. Upon its completion, the New Arena will compete with the Miami Arena for the rights to host various events, including sports events and concerts. There can be no assurance that Miami Arena can successfully compete with the New Arena. In the event the Miami Arena is unable to attract the various sports and non-sports events, the results of operations of Decoma will be adversely affected.

  Dependence on Talented Players

     The success of the Panthers will depend, in part, upon their ability to retain and attract talented players. The Panthers compete with other NHL and non-NHL hockey teams for available players. There can be no assurance that the Panthers will be able to retain players upon expiration of their contracts or identify and obtain new players of adequate talent to replace players who retire or are injured, traded or released. Even if the Panthers are able to retain or obtain players who have had successful college or professional careers, there can be no assurance of their quality of performance for the Panthers.

  Insurance; Injuries

     Player contracts generally provide that a player is entitled to receive his salary even if, as a result of injuries sustained from hockey-related activities during the course of his employment, he is unable to play. These salaries represent significant financial commitments of the Panthers. Disability insurance for NHL players (which provides for up to 80% of salary reimbursement after 30 consecutive regular season games are missed) is costly to maintain, and the Panthers carry it only for certain highly compensated players. In the event an injured player is not insured or insurance does not cover the entire amount of the injured player's salary, the Company may be obligated to pay all or a portion, as the case may be, of the injured player's salary. In addition, the Company would be required to pay the salary of a player who replaces the injured player. To the extent that financial results of the Company are dependent on the Panthers' competitive success (as discussed above), the likelihood of achieving such success is substantially reduced by serious injuries to key players. There can be no assurance that key players for the Panthers will not sustain serious injuries during any given season.

  Labor Relations in Professional Sports

     During the 1994-95 season, the NHL experienced labor relations difficulties in the form of a player lock-out in a dispute over its collective bargaining agreement, which adversely affected the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The NHL and the NHL Players' Association entered into a new seven-year collective bargaining agreement (the "NHL Collective Bargaining Agreement") on August 11, 1995 that took retroactive effect as of September 16, 1993. There can be no assurance that the NHL will not experience labor relations difficulties in the future which could have a material adverse effect on the Company's financial condition or results of operations. See "The National Hockey League -- Collective Bargaining Agreement."

  League Membership

     Because the NHL is a joint venture, the Panthers and other members of the NHL are generally jointly and severally liable for the debts and obligations of the league. Any failure of other members of the NHL to pay their pro rata share of any such debt or obligation could adversely affect the Panthers. The success of the NHL and its members depends in part on the competitiveness of the teams in the NHL and their ability to maintain fiscally sound franchises. Certain NHL franchises have at times encountered financial difficulties, and there can be no assurance that the NHL and its respective franchises will continue to be able to operate on a fiscally stable and effective basis. In addition, the Panthers and their personnel are bound by a number of rules, regulations and agreements, including, but not limited to, the Constitution and Bylaws of the NHL, national television contracts and the NHL Collective Bargaining Agreement. Any change to the rules, regulations and agreements adopted by the NHL will be binding upon the Panthers and their personnel, regardless of whether the Panthers agree or disagree with such changes, and it is possible that any such change could adversely affect the Panthers.

     The Commissioner of the NHL (the "Commissioner") has the exclusive power to interpret the Constitution, Bylaws, rules and regulations of the NHL, and his interpretations are final and binding on the members of the NHL. In addition, a member of the NHL is precluded from resorting to the courts to enforce or maintain rights or claims against any other member. All disputes must be submitted to the Commissioner for his determination, and such determination, when rendered, is final and binding. See "The National Hockey
League -- Governance."

     The NHL Constitution and Bylaws contain provisions which may in some circumstances operate to prohibit a person from acquiring the Class A Common Stock and affect the value of such Class A Common Stock. In general, any acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding a 5% or more interest in the Company, and each acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding any multiple of a 5% interest, will require the prior approval of the NHL, which may be granted or withheld in the sole discretion of the NHL. The prospective purchaser will be required to submit to the NHL an application, in a form to be prescribed from time to time by the NHL, providing certain information relating to that person's background. Upon receipt of such application, the Commissioner shall have the right to conduct an investigation with respect to the prospective purchaser, which may include an interview by the Commissioner's office or one or more NHL owners and the submission of such information about the prospective purchaser, whether or not confidential, as the Commissioner shall deem relevant in his sole discretion. In addition, the NHL may condition its approval upon the execution, delivery and performance by the prospective purchaser of such documents as the Commissioner shall prescribe. The expenses of the NHL's investigation must be paid by the prospective purchaser, whether or not its application is approved. If and when a prospective purchaser receives the NHL's consent to acquire a 5% or more interest in the Company, such prospective purchaser will be required to acknowledge that the purchaser shall be bound by the applicable provisions of the NHL Constitution and Bylaws.

     In addition, no person who directly or indirectly owns any interest in a privately-held NHL team, or a 5% or more interest in any other publicly-held NHL team, may own, directly or indirectly, a 5% or more interest in the Company, without the prior approval of the NHL. The NHL Constitution and Bylaws also contain provisions which would prohibit an owner of a 5% or more interest in the Company from engaging in certain activities, such as wagering on any game in which an NHL team participates. NHL players and referees and employees of the NHL and its member clubs (other than the Company) are not eligible to purchase or hold Common Stock. The NHL could in the future adopt different or additional restrictions which could adversely affect the shareholders.

     Furthermore, the grant of a security interest in any of the assets of the Panthers, or any direct or indirect ownership interest in the Company, of 5% or more, shall require the prior approval of the NHL, which may be withheld in the NHL's sole discretion and, in that connection, the NHL will require a consent agreement satisfactory to the NHL. NHL rules limit the amount of debt that may be secured by the assets of, or ownership interests in, an NHL club and require that the parties to any secured loan that is approved execute an agreement limiting the rights of the lenders and the club (or shareholder) under certain circumstances, including upon an event of default or foreclosure. These limitations may adversely affect the rights of the club (or shareholder) under certain circumstances.

     Failure by a holder of a 5% or more interest to comply with these restrictions may result in a forced sale of such holder's interest in the Company or the repurchase of such interests by the Company. The Company's Articles of Incorporation provide that the Company may redeem, at the lower of fair market value or cost, shares held by any person or entity who becomes the owner of 5% or more of the Company's shares without the approval of the NHL. These restrictions will be contained in a legend on each certificate issued evidencing shares of Class A Common Stock.

     Neither the NHL, any of its affiliates or members nor any of their respective officers, employees or representatives, other than the Company, has reviewed in advance the information being provided in this Prospectus or elsewhere to potential investors in connection with the Offerings, or assumes any responsibility for the accuracy of any representations made by the Company to any potential investors.

  NHL Expansion

     It is currently anticipated that the NHL may grant additional franchises within the next five years. While such expansion affords the NHL the opportunity to expand into new markets, it also increases the competition for talented players among the NHL teams. In the event the NHL expands, the expansion teams are permitted to select in an expansion draft certain unprotected players playing for the various NHL teams. There can be no assurance that the Panthers will be able to retain all of their key players in the event of an expansion draft or that the rules regarding the expansion draft will not change to the detriment of the Company. In addition, to the extent the NHL teams share equally in the revenue generated from national television contracts and sale of NHL merchandise, the Company may receive less revenue from the NHL as the result of the league expansion.

  Media Contracts

     Prior to the commencement of the 1994-95 season, the NHL entered into the Fox Contract and extended its existing contract with ESPN for the national broadcast of certain games in the U.S. Under the Fox Contract, Fox may choose to terminate the contract after five years. In addition, the NHL also renewed its contract with Molson for the national broadcast of certain NHL games in Canada. A percentage of the revenue generated from such contracts is divided equally among the members of the NHL. For the year ended June 30, 1996, this revenue constituted approximately 8% of the Company's total revenue. There can be no assurance that Fox, after the initial five-year period, will choose to continue its contract with the NHL or that the NHL, upon expiration of its contracts with each of Fox, ESPN and Molson, will be able to enter into new agreements on terms as favorable as those in the current contracts.

     In August 1996, the Company entered into a letter of intent (the "SportsChannel Letter of Intent") with SportsChannel Florida Associates, a Florida limited partnership which is 50% owned by Mr. Huizenga ("SportsChannel Florida"), for the proposed local broadcast (other than radio broadcast) of the Panthers' pre-season, regular season and certain post-season games. See "Certain Transactions." The obligations of the Company and SportsChannel Florida are subject to the negotiation of a definitive agreement. There can be no assurance that the Company and SportsChannel Florida will enter into a definitive agreement.

     In addition, in August 1996, the Company entered into a letter of intent (the "Sunshine Letter of Intent") with Sunshine Wireless Company, Inc. ("Sunshine"), for the proposed local radio broadcast of all the Panthers games during the 1996-97 hockey season. The obligations of the Company and Sunshine are subject to negotiation of a definitive agreement. There can be no assurance that the Company and Sunshine will enter into a definitive agreement.

ARENA DEVELOPMENT AND OPERATIONS

  Development of the Broward County Civic Arena

     The Company recently entered into the Development Agreement, pursuant to which the Company will develop the Broward County Civic Arena, subject to Broward County's acquisition of the 135 acre parcel of land, issuance of bonds by Broward County to finance the development of the Facility and the satisfactory resolution of certain restrictions affecting title and development rights to the purchased land. Construction projects, such as the development of a new civic center, entail significant risks, including regulatory and licensing requirements, shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interferences, unanticipated cost increases and challenges from local residents. There can be no assurance that the Company can successfully develop the Broward County Civic Arena or that costs associated with the development of the Facility will not exceed the $184.7 million to be provided by Broward County. Under the Development Agreement, the Company will be responsible for all costs relating to the development of the Broward County Civic Arena in excess of $184.7 million. See "Business -- Arena Development and Operations -- Development of the Broward County Civic Arena." Although the Company anticipates that the Broward County Civic Arena will be completed in time for the 1998-99 season, there can be no assurance that the Facility will be completed within the contemplated time frame.

  Operation of the Broward County Civic Arena.

     In June 1996, the Company entered into the License Agreement and the Operating Agreement pursuant to which the Company will utilize and operate the Broward County Civic Arena. In connection therewith, Broward County will receive revenue (the "County Preferred Revenue") from the operations of the Broward County Civic Arena for an amount to be determined concurrent with the issuance of the bonds. The Company has provided Broward County a guaranty pursuant to which the Company will be obligated to pay Broward County any deficiency in the County Preferred Revenue (the "County Preferred Revenue Obligation"). The Company believes that the revenue generated from the operations of the Facility will be sufficient to provide Broward County with the County Preferred Revenue. In the event such revenue is not sufficient to provide Broward County with the County Preferred Revenue, the Company will be required to meet its County Preferred Revenue Obligation. There can be no assurance that the revenue generated from Broward County Civic Arena will be sufficient to meet the Company's obligations to Broward County.

                                 REORGANIZATION

     Immediately prior to the consummation of the Offerings, the following events (collectively, the "Reorganization") will occur simultaneously: (i) Mr. Huizenga will contribute (A) a note (the "Partnership Note"), representing the outstanding amount which the Company borrowed from Mr. Huizenga plus interest, and (B) all the outstanding capital stock of each of Decoma I and Decoma II, constituting approximately a 78% interest in Decoma, to the capital of the Partnership; (ii) Mr. Huizenga, as the sole limited partner and the sole general partner (through his ownership of Florida Panthers Hockey Club, Inc.) of the Partnership, will contribute all of the partnership interests in the Partnership to the Company; and (iii) Mr. Huizenga, as the sole limited partner and the sole general partner (through his ownership of the Arena Development Company, Inc. and Arena Operating Company, Inc., respectively) of each of Arena Development and Arena Operator, will contribute all the limited partnership interests in each of Arena Development and Arena Operator as well as all the outstanding capital stock of each of Arena Development Company, Inc. and Arena Operator Company, Inc. to the Company. In exchange for all of the foregoing capital contributions, Mr. Huizenga will receive 5,275,678 shares of Common Stock (the "Exchange Shares"), of which 5,020,678 shares will be Class A Common Stock and 255,000 shares will be Class B Common Stock. The number of Exchange Shares to be issued was derived by dividing by $9.30 (the assumed Initial Public Offering price less underwriting discounts and commissions) the sum of (A) the Partnership Note (approximately $41.0 million), which results in the issuance of 4,404,710 shares of Common Stock and (B) the approximately 78% interest in Decoma (approximately $8.1 million, representing costs incurred by Mr. Huizenga in acquiring the Decoma Interests), which results in the issuance of 870,968 shares of Common Stock.

     After the Offering, operations of the business will be conducted by the Company, which is a newly organized Florida corporation, and by its wholly-owned subsidiaries, Florida Panthers Hockey Club, Inc., a newly-formed subsidiary formed for the purpose of operating the Florida Panthers, Arena Development, Arena Operator, and Decoma. Unless the context otherwise requires, references to the "Company" refer to the operations of the Company and its subsidiaries.

                              CONCURRENT OFFERING

     Concurrent with the shares offered hereby in the Initial Public Offering, the Company is offering to certain individuals (the "Concurrent Purchasers") 4,600,000 shares of Class A Common Stock at a price equal to the Initial Public Offering price less underwriting discounts and commissions but including the Placement Agent fee. The consummation of the Concurrent Offering is conditioned upon the consummation of the Initial Public Offering. Donaldson, Lufkin & Jenrette Securities Corporation and Raymond James & Associates, Inc. are acting as the placement agents (the "Placement Agents") in connection with the
Concurrent Offering. The Placement Agents will receive a fee of        per share
of Class A Common Stock sold in the Concurrent Offering and will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act. Certain of the Concurrent Purchasers have agreed not to sell shares of Class A Common Stock for a period of 180 days after the date of this Prospectus, subject to certain exceptions, without the consent of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of shares of Class A Common Stock in the Offerings (assuming an Initial Public Offering price of $10.00 per share and a Concurrent Offering price of $9.65 per share and after deducting underwriting discounts and commissions, the Placement Agent fee and other estimated offering expenses) are estimated to be approximately $67.3 million (approximately $71.1 million if the Underwriters' over-allotment option is exercised in full).

     The Company expects the net proceeds of the Offerings to be applied to their intended uses over approximately 24 months following the consummation of the Offerings. The Company estimates that approximately $45.0 million of the net proceeds will be used to repay its indebtedness outstanding under two term loans, with the balance of the net proceeds, estimated to be approximately $22.3 million, to be used for general working capital, including funding of net operating losses, which could exceed $15.0 million per annum before depreciation, amortization and interest until the completion of the Broward County Civic Arena. The Company is in the process of negotiating a new revolving line of credit (the "New Credit Facility"). It is anticipated that the New Credit Facility will provide for a line of credit up to $50.0 million and will be secured by all the tangible and intangible assets of the Company. The Company believes that the net proceeds of the Offerings, together with its existing cash and cash equivalents, revenue from its operations and borrowings under the New Credit Facility, will be sufficient to enable it to maintain its current and planned operations for at least the next 24 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

     The outstanding indebtedness under the two term loans to be repaid with a portion of the proceeds of the Offerings bears interest at LIBOR plus 0.75% per annum. The maturity date of the borrowings under one term loan is May 31, 2001, and the maturity date for the other term loan is March 1, 1997.

     Until required for specific purposes, the net proceeds of the Offerings will be invested in short-term, investment-grade, interest-bearing investments.

                                DIVIDEND POLICY

     The Company does not intend to pay any cash dividends with respect to its Common Stock in the foreseeable future. It is expected that the New Credit Facility will limit the Company's ability to pay cash dividends. In addition, the NHL Bylaws prohibit the Company from the paying of cash dividends, unless paying such cash dividends will not impair the Company's ability to (i) meet its projected expenses for the ensuing 12 month period without the use of borrowed funds, other than short-term borrowing, and (ii) maintain adequate reserves to fund the future payment of all deferred player compensation and other deferred obligations for past services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION

     The difference between the Initial Public Offering price per share of Common Stock and the net tangible book value per share of the Company after the Offerings constitutes the dilution to investors in the Initial Public Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

     At June 30, 1996, the pro forma net tangible book value of the Company was a deficit of $50.7 million, or $9.61 per share of Common Stock, after giving effect to the Reorganization. After giving effect to the Offerings (assuming an Initial Public Offering price of $10.00 per share and a Concurrent Offering price of $9.65 per share and after deducting underwriting discounts and commissions, the Placement Agent fee and estimated expenses), the pro forma, as adjusted, net tangible book value of the Company at June 30, 1996 would have been $16.6 million, or $1.32 per share, representing an immediate increase in net tangible book value of $10.93 per share to the existing shareholders and an immediate dilution of $8.68 per share to investors in the Initial Public Offering.

     The following table illustrates the foregoing information with respect to dilution to investors in the Initial Public Offering on a per share basis:

    Initial Public Offering price........................................           $10.00
      Pro forma net tangible book value (deficit) before the
         Offerings(1)....................................................   (9.61)
      Increase attributable to purchases by investors in the Offerings...   10.93
                                                                           ------
    Pro forma, as adjusted, net tangible book value after the
      Offerings..........................................................             1.32
                                                                                    ------
    Dilution in net tangible book value to investors in the Initial
      Public Offering....................................................           $ 8.68
                                                                                    ======

- ---------------

(1) Represents the pro forma net tangible book value after giving effect to the Reorganization.

     The following table sets forth, after giving effect to the Reorganization, with respect to Mr. Huizenga and investors in the Offerings, a comparison of the number of shares of Common Stock received or acquired from the Company, the percentage ownership of such shares, the total consideration paid, the average price per share and the average proceeds per share to the Company.

                                                                                                                   AVERAGE
                                                                                                                  PROCEEDS
                                                SHARES PURCHASED           TOTAL CONSIDERATION                       PER
                                             ----------------------       ----------------------  AVERAGE PRICE   SHARE TO
                                               AMOUNT       PERCENT          AMOUNT      PERCENT  PER SHARE(1)   THE COMPANY
                                             ----------     -------       ------------   -------  -------------  -----------
Existing Shareholder -- Mr. Huizenga........  5,275,678(2)    41.9%(3)    $ 49,063,806     40.7%     $  9.30       $  9.30
Investors in the Concurrent
  Offering -- Huizenga Family...............  1,340,000(4)    10.7(3)       12,931,000     10.7         9.65          9.30
Investors in the Concurrent
  Offering -- Other.........................  3,260,000(4)    25.9          31,459,000     26.2         9.65          9.30
Investors in the Initial Public Offering....  2,700,000       21.5          27,000,000     22.4        10.00          9.30
                                             ----------      -----        ------------    -----       ------
        Total............................... 12,575,678      100.0%       $120,453,806    100.0%     $  9.58       $  9.30
                                             ==========      =====        ============    =====       ======

- ---------------

(1) The average price per share in the Concurrent Offering is less than the average price per share in the Initial Public Offering because only Placement Agent fees and no underwriting discounts and commissions will be paid on account of shares sold in the Concurrent Offering.
(2) Derived by dividing by $9.30 (the assumed Initial Public Offering price less underwriting discounts and commissions) the sum of (a) the Partnership Note (approximately $41.0 million), which results in the issuance of 4,404,710 shares of Common Stock, and (b) the approximately 78% interest in Decoma (approximately $8.1 million representing costs incurred by Mr. Huizenga in acquiring the Decoma Interests), which results in the issuance of 870,968 shares of Common Stock.
(3) Mr. Huizenga and his family will collectively own a total of 52.6% of the outstanding shares of Common Stock after giving effect to the Reorganization and the Offerings. Additionally, assuming the underwriters' over-allotment option is exercised in full, Mr. Huizenga and his family will own 51.0% of the outstanding shares of Common Stock.
(4) Represents an estimate of the number of shares to be purchased.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 (i) the actual capitalization of the Partnership prior to the Reorganization, (ii) the pro forma capitalization of the Company which gives effect to the Reorganization and
(iii) the pro forma as adjusted capitalization of the Company which, in addition to the Reorganization, gives effect to the Offerings at an assumed Initial Public Offering price of $10.00 per share and an assumed Concurrent Offering price of $9.65 per share and the application of the net proceeds therefrom. This table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                          JUNE 30, 1996
                                                             ----------------------------------------
                                                                                         PRO FORMA AS
                                                              ACTUAL      PRO FORMA        ADJUSTED
                                                             --------   --------------   ------------
                                                                          (IN THOUSANDS)
Current debt:
  Note payable -- related party............................  $ 40,172      $     --        $     --
  Outstanding debt -- related party........................    20,000        20,000              --
                                                             --------       -------         -------
Total current debt.........................................  $ 60,172      $ 20,000        $     --
                                                             ========       =======         =======
Long-term debt.............................................  $ 25,000      $ 25,000        $     --
Partners' deficit..........................................   (55,443)           --              --
Shareholders' equity:
  Class A Common Stock, $.01 par value, 100,000,000 shares
     authorized; no shares outstanding, actual; 5,020,678
     shares outstanding, pro forma; 12,320,678 shares
     outstanding pro forma, as adjusted....................        --            50             123
  Class B Common Stock, $.01 par value, 10,000,000 shares
     authorized; 255,000 shares outstanding, pro forma.....        --             3               3
  Additional paid-in capital...............................        --        (8,184)         59,043
                                                             --------       -------         -------
          Total shareholders' equity.......................        --        (8,131)         59,169
                                                             --------       -------         -------
          Total capitalization.............................  $(30,443)     $ 16,869        $ 59,169
                                                             ========       =======         =======

                            SELECTED FINANCIAL DATA

     The following information has been derived from the audited financial statements of the Company. The financial statements of the Company as of and for the periods ended June 30, 1993, 1994, 1995 and 1996 have been audited by Arthur Andersen LLP, independent certified public accountants. The financial data set forth below should be read in conjunction with the financial statements and notes thereto contained elsewhere in this Prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     SEVEN MONTHS    FISCAL YEARS ENDED JUNE 30,
                                                      ENDED JUNE    ------------------------------
                                                       30, 1993       1994       1995       1996
                                                     ------------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Revenue:
  Tickets..........................................     $   --      $ 14,784   $  9,559   $ 23,226
  Television and radio.............................         --         3,163      3,717      5,141
  Advertising and promotions.......................         --         1,534      1,297      2,192
  NHL Enterprise rights............................         --           761        846        885
  Other, primarily arena concessions...............         --         1,440        912      1,561
                                                         -----      --------   --------   --------
          Total revenue............................         --        21,682     16,331     33,005
                                                         -----      --------   --------   --------
Cost of Revenue:
  Team operations..................................         --        17,691     15,652     32,639
  Ticketing and arena operations...................         --         2,498      1,743      3,700
  Selling, general and administrative..............        768         5,512      5,351      7,814
                                                         -----      --------   --------   --------
          Total cost of revenue....................        768        25,701     22,746     44,153
                                                         -----      --------   --------   --------
                                                          (768)       (4,019)    (6,415)   (11,148)
                                                         -----      --------   --------   --------
Amortization and depreciation......................          2         6,444      5,980      9,427
                                                         -----      --------   --------   --------
Operating loss.....................................       (770)      (10,463)   (12,395)   (20,575)
Interest expense, net..............................       (167)       (2,463)    (3,703)    (4,908)
                                                         -----      --------   --------   --------
Net loss...........................................     $ (937)     $(12,926)  $(16,098)  $(25,483)
                                                         =====      ========   ========   ========
PRO FORMA(1):
Net loss per share.................................                                       $  (5.79)
                                                                                          ========
Weighted average shares outstanding................                                          4,405
                                                                                          ========

                                                                         JUNE 30,
                                                          ---------------------------------------
                                                           1993       1994       1995      1996
                                                          -------   --------   --------   -------
BALANCE SHEET DATA:
Total current assets....................................  $ 9,117   $  2,996   $  2,713   $ 3,402
Total current liabilities...............................   15,605     17,712     47,820    65,562
Total assets............................................   59,669     49,019     43,503    38,396
Long-term obligations...................................   45,000     45,169     25,643    28,277
Partners' deficit.......................................     (937)   (13,862)   (29,960)  (55,443)

- ---------------

(1) Adjusted to reflect the Reorganization, excluding the contribution of the Decoma Interests, as if it had occurred at the beginning of the period presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was formed in December 1992 to own and operate the Panthers. In April 1993, the NHL awarded the Company a hockey franchise, and the Panthers commenced play in the NHL in October 1993. The Company currently derives substantially all of its revenue from (i) the sale of tickets to home games,
(ii) contracts with broadcast organizations and (iii) advertising and promotion. A large portion of the Company's annual revenue and operating expenses is determinable at the commencement of each hockey season based on season ticket sales and the Company's multi-year contracts with its players, broadcast organizations and sponsors.

     The operations of the Company are seasonal. The Company receives a substantial portion of its receipts from the advance sale of regular season tickets during the months of July and August, prior to the commencement of the NHL regular season. For financial reporting purposes, hockey related revenue and operating expenses are recognized during the regular season, which extends from early October through mid-April. In the event the Panthers participate in the playoffs, additional revenue will be realized and additional expenses will be incurred for each playoff series.

     During the seven month period from inception on December 2, 1992 through June 30, 1993, the Company did not realize revenue or incur expenses from hockey operations. The Company incurred approximately $770,000 of various general and administrative start-up costs during the seven month period.

     The 1994-95 season was shortened (from the normal 84 game schedule to a 48 game schedule) as a result of a player lockout in a dispute over the then existing collective bargaining agreement, and the results of operations for the year ended June 30, 1995 reflect the reduced number of games played.

     During the 1995-96 season, the Panthers participated in all four rounds of the Stanley Cup playoffs (playing in 22 playoff games) and derived additional revenue and incurred additional expenses as a result of their participation in the playoffs.

     The Company incurred losses for the years ended June 30, 1994, 1995 and 1996. Net losses, before interest, amortization and depreciation, for such years were approximately $4.0 million, $6.4 million and $11.1 million, respectively. Such net losses were primarily a result of the Company having entered into an unfavorable lease with the Miami Arena which did not provide the Company with certain sources of revenue, including revenue from the sale of suites and parking and a majority of the advertising space, which are generally available to other hockey franchises. In addition, the Miami Arena, with a seating capacity of 14,703, is one of the smallest arenas in the NHL. These seating limitations have precluded the Company from receiving additional revenue from the sale of additional tickets.

RESULTS OF OPERATIONS

  Year Ended June 30, 1996 Compared to Year Ended June 30, 1995

     Revenue. Revenue from ticket sales increased 143%, or approximately $13.7 million. This increase was primarily attributable to the fact that the Panthers
(i) participated in all four rounds of the 1995-96 Stanley Cup playoffs which generated ticket sales of approximately $6.6 million, of which the Company retained approximately $4.6 million after the various league playoff assessments, and (ii) played only 24 home games during the shortened 1994-95 regular season as compared to 41 home games during the 1995-96 regular season, resulting in an increase in regular season ticket sales of approximately $7.1 million. Average ticket revenue, net of sales tax, per regular season home game increased 8% to approximately $395,000. This increase was due to a 14% increase in average ticket price, partially offset by an 8% decrease in average paid attendance.

     Television and radio revenue increased 38%, or approximately $1.4 million. This increase was primarily attributable to the fact that 51 games (including 10 Stanley Cup playoff games) were televised during the 1995-96 season as compared to 34 games during the shortened 1994-95 season.

     Advertising and promotions revenue increased 69%, or approximately $900,000, and other revenue, which consists primarily of the Company's share of arena concessions, increased 71%, or approximately $650,000, both as a result of the increase in the number of home games played. In addition, the NHL Enterprise rights increased 5%, or approximately $40,000.

     Cost of Revenue. Team operating costs, which consist primarily of players' salaries, increased 109%, or approximately $17.0 million. Players' salaries were approximately $11.8 million higher primarily because players were paid only 58% (pro-rated for the shortened season) of their contracted salaries during the 1994-95 season and there were increases in the total compensation paid to the first and second round draft picks during the 1995-96 season. The increase in the number of games played during the 1995-96 season (including the Stanley Cup playoffs) resulted in an increase in team travel costs of approximately $1.1 million, player insurance costs of approximately $220,000 and player benefit costs of approximately $140,000. Other increases included approximately $2.0 million in league playoff assessments, $480,000 in league regular season assessments, $500,000 in hockey personnel payroll costs and $410,000 in minor league costs.

     Ticketing and arena operating costs increased 112%, or approximately $2.0 million, as a result of the increase in the number of home games played (including the Stanley Cup playoffs), with arena rent, which increased 145%, or approximately $1.1 million, accounting for most of the increase.

     Selling, general and administrative expenses increased 46%, or approximately $2.5 million. This increase was attributable to approximately $1.3 million in playoff costs, $400,000 in computer consultation and legal fees, $200,000 in advertising and game day promotional expenses, $200,000 in non-player salary cost increases, $200,000 of predevelopment costs relating to the Broward County Civic Arena and an increase of $160,000 in the management fee paid to Huizenga Holdings. See "Certain Transactions."

     Amortization of Player Contracts and NHL Franchise Costs. The Company was required to pay a $50.0 million franchise fee to the NHL when the expansion franchise was granted, of which approximately $25.7 million was allocated to the contracts of players selected in the 1993 expansion draft and is being amortized over the estimated useful lives of such contracts, which have been determined to be approximately six years. The remaining portion of the franchise fee is being amortized over 40 years. For the year ended June 30, 1996, amortization of player contracts increased $3.4 million, or 67%. Amortization of player contracts was approximately $8.5 million, including $4.9 million related to the write-off of unamortized player costs as a result of four contracts terminated due to buy-outs or player releases and adjustments to remaining balances to better reflect the current values. For the year ended June 30, 1995, amortization of the player contracts was approximately $5.1 million, which included approximately $960,000 related to the write-off of three players' contracts.

     Amortization on the remaining portion of the franchise cost totaled approximately $640,000 for both years.

     Depreciation. Depreciation on capital assets was comparable between the two years because there were no major additions to or write-offs of capital assets.

     Net Interest Expense. For the years ended June 30, 1996 and 1995, interest expense consisted of interest accrued on long-term debt and interest accrued on accumulated borrowings from Mr. Huizenga at the prime rate. Net interest expense increased 33%, or approximately $1.2 million, primarily as a result of the increase in accumulated borrowings from Mr. Huizenga which were used to fund operating losses. The Company has entered into a series of swap agreements which synthetically fix the interest rates on the long-term debt arrangements at 4.85% and 5.19%. The Company uses these agreements as a hedge against future increases in interest rates. For the year ended June 30, 1996, interest rates were above the fixed swap rate at all times resulting in the Company earning interest income of approximately $350,000 to offset against interest expense. For the year ended June 30, 1995, interest rates were both below and above the fixed swap rates and resulted in approximately $270,000 of net interest income which reduced net interest expense.

  Year Ended June 30, 1995 Compared to Year Ended June 30, 1994

     Revenue. Revenue from ticket sales decreased 35%, or approximately $5.2 million. This decrease was primarily attributable to the fact that ticket revenue for the year ended June 30, 1995 included only 24 regular season home games while ticket revenue for the year ended June 30, 1994 included 41 home games. Average net ticket revenue increased 10% to approximately $365,000 per game, primarily as a result of increased ticket prices.

     Television and radio revenue increased 18%, or approximately $550,000. This increase was primarily attributable to national broadcasting revenue of $700,000 from the Fox and ESPN contracts during the 1994-95 season.

     Advertising and promotions revenue decreased 15%, or approximately $240,000, and other revenue, primarily from concessions, decreased 37%, or approximately $530,000, both as a result of fewer home games. In addition, NHL Enterprise rights increased by 11% or $85,000.

     Cost of Revenue. Team operating costs decreased 12%, or approximately $2.0 million. This decrease was primarily the result of the decrease in players' salaries of 15%, or approximately $1.5 million, which was due to $5.8 million reduction in actual salaries paid as a result of the shortened season, partially offset by annual player contract increases of $4.3 million.

     Ticketing and arena operating costs decreased 30%, or approximately $760,000, as a result of playing fewer home games.

     Selling, general and administrative costs decreased 3%, or approximately $160,000. This net decrease was partially attributable to approximately $750,000 in inaugural season start-up costs including logo development, uniform unveiling, extraordinary opening day ceremony costs, advertising and legal fees for the year ended June 30, 1994, offset in part by costs associated with arena development, which increased approximately $700,000 in the year ended June 30, 1995. The shortened 1994-95 season accounted for the remaining decrease in these costs.

     Amortization of Player Contracts and NHL Franchise Costs. For the years ended June 30, 1995 and 1994, the amortization of player contracts totaled approximately $5.1 million and $5.6 million, respectively, of which approximately $960,000 and $1.5 million, respectively, related to the write-off of unamortized player contract costs due to the release of players or termination of players' contracts. Additionally, amortization on the remaining portion of the franchise cost totaled approximately $640,000 for both years.

     Depreciation. Depreciation on capital assets was comparable between the two years because there were no major additions to or write-offs of capital assets.

     Net Interest Expense. Net interest expense increased 50%, or approximately $1.2 million. Interest expense relating to the accumulated borrowings from Mr. Huizenga increased approximately $490,000 as the Company's operating losses accumulated. Net interest expense relating to the Company's long-term debt increased 35%, or approximately $720,000, as a result of rising interest rates.

LIQUIDITY AND CAPITAL RESOURCES

     Since its formation, the Company has financed net operating losses primarily with loans from Mr. Huizenga. Such loans, including interest thereon accrued through September 30, 1996, currently total approximately $41.0 million.

     As of June 30, 1996 the Company had two term loans outstanding, totaling approximately $45.0 million. The funds from these loans were used to finance a portion of the $50.0 million NHL expansion franchise fee paid in June 1993. The loan agreements contain certain financial covenants regarding the financial performance of the Company, certain reporting requirements, a limitation on the amount of annual capital expenditures and limitations on the assumption of additional debt. The loan agreements also provide for repayment of all debt in the event of a material adverse change in the business or a change in control. Substantially all of the Company's assets are pledged as collateral for amounts borrowed under the loan agreements. As of June 30, 1996, the Company was in compliance with all of the requirements of the term loans. The Company plans to repay its indebtedness under the loan agreements with the proceeds of the Offerings and subsequently enter into the New Credit Facility. Upon repayment of the two outstanding term loans, the Company will have approximately $22.3 million available in cash from the proceeds of the Offerings to be used as working capital. See "Use of Proceeds".

     The Company is in the process of negotiating a New Credit Facility. It is anticipated that the New Credit Facility will provide for a line of credit up to $50.0 million and will be secured by all tangible and intangible assets of the Company. The New Credit Facility is expected to limit the Company's ability to pay cash dividends. In addition, the NHL's Bylaws preclude any one of its members from paying cash dividends, unless paying such cash dividends will not impair the member's ability to (i) meet its projected expenses for the ensuing 12 month period without the use of borrowed funds, other than short-term borrowings, and (ii) maintain adequate reserves to fund the future payment of all deferred player compensation and other deferred obligations for past services.

     The grant of a security interest in any of the assets of the Panthers, or any direct or indirect ownership interest in the Company, of 5% or more, shall require the prior approval of the NHL, which may be withheld in the NHL's sole discretion and, in that connection, the NHL will require a consent agreement satisfactory to the NHL. NHL rules limit the amount of debt that may be secured by the assets of, or ownership interests in, an NHL club and require that the parties to any secured loan that is approved execute an agreement limiting the rights of the lenders and the club (or shareholder) under certain circumstances, including upon an event of default or foreclosure. These limitations may adversely affect the rights of the club (or shareholder) under certain circumstances.

     The contemplated reduction of indebtedness with the net proceeds of the Offerings is expected to improve the Company's liquidity by reducing both the Company's interest expense and the principal amount of the indebtedness required to be repaid in the future. The Company believes that cash flow from operations along with borrowing availability under the New Credit Facility will be sufficient to satisfy the Company's anticipated working capital requirements over the next 24 months. The Company anticipates that cash flow will improve if the Broward County Civic Arena is constructed and the Panthers play there.

ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be recorded at the lower of carrying amount or fair value less cost to sell. The Company adopted the provisions of this statement, effective July 1995. Such adoption did not have a material effect on the Company's financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost under the provisions of Accounting Principles Board Opinion No. 25 ("Opinion No. 25"). However, if the provisions of Opinion No. 25 are utilized, pro forma disclosures of net income and earnings per share must be presented in the financial statements as if the fair value method had been applied. The Company intends to recognize compensation costs under the provisions of Opinion No. 25, and, upon adoption of SFAS No. 123, will disclose the effects of SFAS No. 123 on net earnings and earnings per share for the years ended June 30, 1995 and 1996.

                           THE NATIONAL HOCKEY LEAGUE

GENERAL

     The Company believes that the NHL is poised for significant continued growth as evidenced by record ticket sales estimated to total $520.0 million during the 1995-96 season (an estimated 23% increase in revenue from the 1993-94 season) and an estimated increase in net revenue from retail sales of NHL licensed merchandise from approximately $18.0 million during the 1993-94 season to approximately $21.0 million during the 1995-96 season. In addition, prior to the commencement of the 1994-95 season, the NHL (i) entered into a new, seven year $275.0 million television contract with Fox and (ii) extended its existing contract with ESPN through the end of the 1998-99 season (pursuant to which ESPN agreed to pay the NHL approximately $65.0 million) for the broadcast of certain NHL games in the U.S. The NHL also renewed its contract with Molson prior to commencement of the 1994-95 season, pursuant to which Molson agreed to pay the NHL approximately $171.0 million for the rights to broadcast certain NHL games throughout Canada for four seasons. The NHL estimates that the aggregate number of television households in the United States that tuned in to an NHL national telecast increased from 53.9 million during the 1993-94 season to 87.5 million during the 1995-96 season, an increase of 62%.

TEAMS

     For the 1995-1996 season, the NHL included the following teams, which are currently aligned into two conferences, with two divisions in each conference:

                               EASTERN CONFERENCE

ATLANTIC DIVISION                       NORTHEAST DIVISION
Florida Panthers                        Boston Bruins
New Jersey Devils                       Buffalo Sabres
New York Islanders                      Hartford Whalers
New York Rangers                        Montreal Canadiens
Philadelphia Flyers                     Ottawa Senators
Tampa Bay Lightning                     Pittsburgh Penguins
Washington Capitals

                               WESTERN CONFERENCE

CENTRAL DIVISION                        PACIFIC DIVISION
Chicago Blackhawks                      Anaheim Mighty Ducks
Dallas Stars                            Calgary Flames
Detroit Red Wings                       Colorado Avalanche
St. Louis Blues                         Edmonton Oilers
Toronto Maple Leafs                     Los Angeles Kings
Winnipeg Jets                           San Jose Sharks
                                        Vancouver Canucks

REGULAR SEASON AND PLAYOFFS

     During the NHL regular season, which extends from early October to mid-April, each team plays a total of 82 games against teams from both conferences. Half of the games are played at home, and half are played away. At the end of the regular season, 16 of the 26 teams (consisting of the four division winners and six other teams from each conference with the highest number of points accumulated during the course of the regular season) qualify for the NHL playoffs to determine the NHL's Stanley Cup Champion for that season. The playoffs consist of three rounds in each conference, with the fourth and final round matching the winners of the Eastern and Western Conferences in the Stanley Cup Finals to determine the Stanley Cup Champion. Each round is a best of seven games series. Any team qualifying for the playoffs can be assured of at least two home games during each round of the playoffs and, depending upon its success in the playoffs, its regular season record and the length of each series, may play up to 16 home games during the playoffs.

GATE RECEIPTS AND NHL ASSESSMENTS AND DISTRIBUTIONS

     NHL teams are entitled to keep all gate receipts from pre-season and regular season home games and do not share in the gate receipts from away games. Each NHL member is required to pay an annual assessment to the NHL to cover the NHL's operating expenses. Each team's assessment is generally funded by its share of the NHL's revenue derived from its national television contracts and from the sale of NHL licensed merchandise. Each team participating in the playoffs pays a league playoff assessment for each home game played during the playoffs. These assessments are used to pay players' regular season and playoff awards, officiating costs and other playoff related expenses. Additionally, if the playoff series goes beyond four games, each team hosting an extra game contributes to an extra game pool an amount up to approximately 60% of the average net gate receipts per game for that series. After deducting the league's playoff assessments, the balance of the extra game pool is distributed 60% to the winning team and 40% to the losing team of each series.

NHL ENTERPRISES

     NHL Enterprises, L.P. ("NHLE"), the official licensing entity of the NHL, operates a league-wide licensing program on behalf of its members. This program consists of national licensing activities in the U.S., Canada and Europe in which product manufacturers sign agreements allowing them to use the names and logos of all 26 clubs, the league and the league's special events (including the All-Star games and the Stanley Cup playoffs) in exchange for royalty and guarantee payments to the NHLE. For the years ended June 30, 1994, 1995 and 1996, the Company's share of revenue from NHLE was approximately $761,000, $846,000 and $885,000, respectively, which, in turn, was credited against the NHL assessment for each such period. In addition, each member is permitted to license its club identified products locally for sale at its arena or at team owned and operated stores within a 75 mile radius of the arena and through team catalogs.

SUMMARY OF LEAGUE REVENUE AND EXPENSES

     The following table summarizes, for the last three seasons, the Company's share of the revenue derived from the NHL as well as NHL assessments incurred during the regular season:

                                                                             SEASON
                                                                   ---------------------------
                                                                   1993-94   1994-95   1995-96
                                                                   -------   -------   -------
                                                                         (IN THOUSANDS)
    Revenue:
      Net broadcasting revenue...................................  $ 1,563   $ 2,251   $ 2,796
      NHL Enterprise rights......................................      761       846       885
                                                                    ------    ------    ------
              Total revenue......................................    2,324     3,097     3,681
    Assessments:
      Operating assessment.......................................      969     1,018     1,045
      Amateur league costs.......................................       90       316       269
      Other costs................................................       39        48       467
                                                                    ------    ------    ------
              Total assessments..................................    1,098     1,382     1,781
                                                                    ------    ------    ------
    Net revenue..................................................  $ 1,226   $ 1,715   $ 1,900
                                                                    ======    ======    ======

GOVERNANCE

     The NHL is generally responsible for regulating the conduct of its members. The NHL establishes the regular season and playoff schedules of the teams. It also negotiates, on behalf of its members, the league's national over-the-air and cable television contracts and the collective bargaining agreement with the NHL Players' Association. Because the NHL is a joint venture, each of its members is, in general, jointly and severally liable for the league's liabilities and obligations and shares in its profits. Under the terms of the Constitution and Bylaws of the NHL, league approval is required under certain circumstances, including in connection with the sale or relocation of a member.

     The NHL is governed by a Board of Governors, which consists of one representative from each member. Mr. Torrey serves as the Panthers' representative on the Board of Governors. The Board of Governors selects the Commissioner, who administers the daily affairs of the league, including dealings with the NHL Players' Association, interpretation of playing rules and arbitration of conflicts among members. The Commissioner also has the power to impose sanctions, including fines and suspensions, for violations of league rules. Mr. Gary B. Bettman has been the Commissioner of the NHL since 1993.

     The Commissioner has the exclusive power to interpret the Constitution, Bylaws, rules and regulations of the NHL, and his interpretations are final and binding. Members of the NHL are precluded from resorting to the courts to enforce or maintain rights or claims against other members. Instead, all disputes must be submitted to the Commissioner for his determination, and, such determination, when rendered, is final and binding.

RESTRICTION ON OWNERSHIP

     The NHL Constitution and Bylaws contain provisions which may in some circumstances operate to prohibit a person from acquiring the Class A Common Stock and affect the value of such Class A Common Stock. In general, any acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding a 5% or more interest in the Company, and each acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding any multiple of a 5% interest, will require the prior approval of the NHL, which may be granted or withheld in the sole discretion of the NHL. The prospective purchaser will be required to submit to the NHL an application, in a form to be prescribed from time to time by the NHL, providing certain information relating to that person's background. Upon receipt of such application, the Commissioner shall have the right to conduct an investigation with respect to the prospective purchaser, which may include an interview by the Commissioner's office or one or more NHL owners and the submission of such information about the prospective purchaser, whether or not confidential, as the Commissioner shall deem relevant in his sole discretion. In addition, the NHL may condition its approval upon the execution, delivery and performance by the prospective purchaser of such documents as the Commissioner shall prescribe. The expenses of the NHL's investigation must be paid by the prospective purchaser, whether or not its application is approved. If and when a prospective purchaser receives the NHL's consent to acquire a 5% or more interest in the Company, such prospective purchaser will be required to acknowledge that the purchaser shall be bound by the applicable provisions of the NHL Constitution and Bylaws.

     In addition, no person who directly or indirectly owns any interest in a privately-held NHL team, or a 5% or more interest in any other publicly-held NHL team, may own, directly or indirectly, a 5% or more interest in the Company, without the prior approval of the NHL. The NHL Constitution and Bylaws also contain provisions which would prohibit an owner of a 5% or more interest in the Company from engaging in certain activities, such as wagering on any game in which an NHL team participates. NHL players and referees and employees of the NHL and its member clubs (other than the Company) are not eligible to purchase or hold Common Stock. The NHL could in the future adopt different or additional restrictions which could adversely affect the shareholders.

     Furthermore, the grant of a security interest in any of the assets of the Panthers, or any direct or indirect ownership interest in the Company, of 5% or more, shall require the prior approval of the NHL, which may be withheld in the NHL's sole discretion and, in that connection, the NHL will require a consent agreement satisfactory to the NHL. NHL rules limit the amount of debt that may be secured by the assets of, or ownership interests in, an NHL club and require that the parties to any secured loan that is approved execute an agreement limiting the rights of the lenders and the club (or shareholder) under certain circumstances, including upon an event of default or foreclosure. These limitations may adversely affect the rights of the club (or shareholder) under certain circumstances.

     Failure by a holder of a 5% or more interest to comply with these restrictions may result in a forced sale of such holder's interest in the Company or the repurchase of such interests by the Company. The Company's Articles of Incorporation provide that the Company may redeem, at the lower of fair market value or cost, shares held by any person or entity who becomes the owner of 5% or more of the Company's shares without the approval of the NHL. These restrictions will be contained in a legend on each certificate issued evidencing shares of Class A Common Stock.

CONTROL REQUIREMENT

     In accordance with its Constitution and Bylaws, a change in the controlling shareholder must be approved by the NHL. As such, Mr. Huizenga is required to maintain control of the Company unless the NHL approves the transfer of his controlling interests. In connection therewith, the Company issued to Mr. Huizenga shares of Class B Common Stock. See "Risk Factors -- Control by H. Wayne Huizenga; Voting Rights."

COLLECTIVE BARGAINING AGREEMENT

     The NHL and the NHL Players' Association entered into a seven-year NHL Collective Bargaining Agreement on August 11, 1995 that took retroactive effect as of September 16, 1993. The NHL Collective Bargaining Agreement expires on September 15, 2000.

FREE AGENTS

     Under the NHL Collective Bargaining Agreement, when a player completes the term of his contract, he becomes a free agent. Based upon the player's age, experience and prior year's salary, he will either be classified as an unrestricted or restricted free agent. The two main groups of unrestricted free agents are as follows:

          Group III Free Agent: Any player who is 32 years of age or older (commencing with the 1997-98 season any player who is 31 years of age or older) as of June 30 of the year he becomes a free agent and has been on an NHL player roster for at least 40 games per season (30 games per season if the player is a goalie) for at least four seasons.

          Group V Free Agent: Any player who has played a minimum of 10 seasons as a professional hockey player and whose salary in the final year of his contract was less than that year's NHL average salary. A player may opt to become a Group V Free Agent only once during his NHL career.

     An unrestricted free agent is free to negotiate and sign with any other team in the NHL following the expiration of his contract, and the team signing such unrestricted free agent to a contract is not obligated to compensate the player's former team.

     A restricted free agent may also negotiate and sign with another team in the NHL following the expiration of his contract; however, that player's current team may exercise its right of first refusal and match the offers made by other NHL teams. In the event the player's current team chooses not to exercise its right of first refusal, it is entitled to draft pick(s) as compensation from the player's new team. The compensation is dependent on the annual salary offer secured by the restricted free agent.

     As of September 1, 1996, the Panthers had two NHL players eligible for restricted free agency: Mark Fitzpatrick and Jason Wooley.

NHL ENTRY DRAFT

     Following the completion of the Stanley Cup playoffs, the NHL conducts its annual draft in which each NHL team is given an opportunity to select top amateur players from the U.S., Canada and Europe. The annual draft consists of nine rounds. The 10 teams that did not qualify for the playoffs participate in a draft lottery to determine the order of selections for the first 10 selections. The drafting positions of the remaining teams for the first round, and the positions of all teams for subsequent rounds of the draft, are assigned in inverse order of the consolidated standings of each team during the preceding NHL season.

                                    BUSINESS

GENERAL

     The Company owns and operates the Panthers, Arena Development and Arena Operator. In addition, the Company owns approximately 78% of the partnership interests in Decoma.

     The Panthers commenced play in the NHL on October 4, 1993 and, in their third season, reached the Stanley Cup Finals. Currently, the Company derives substantially all of its revenue from its hockey operations. This revenue is primarily derived from (i) the sale of tickets to the Panthers' home games, (ii) contracts with broadcasting organizations and (iii) advertising and promotions. A large portion of the Company's annual revenue from its hockey operations is determinable at the commencement of each hockey season based on season ticket sales and the Company's contracts with broadcast organizations and sponsors.

     The Company intends to capitalize on the growing popularity of hockey, in general, and the success achieved by the Panthers during the 1995-96 season, in particular, by continuing to advertise and market the Panthers as well as continuing to enhance the service and entertainment provided at games.

     In June 1996, the Company entered into the Development Agreement to develop the Broward County Civic Arena. Pursuant to the Development Agreement, Broward County will purchase the Development Site which will be used primarily for the development of the Facility and also for possible future ancillary development. Broward County has agreed to provide up to $184.7 million for the development of the Broward County Civic Arena, including the purchase of the Development Site. Performance of the Company under the Development Agreement is contingent upon, among other things, Broward County's acquisition of the Development Site, issuance of bonds by Broward County to finance the development of the Facility and the satisfactory resolution of certain restrictions affecting title and development rights to the purchased land.

     In connection with the development of the Broward County Civic Arena, the Company entered into the License Agreement and the Operating Agreement with Broward County, pursuant to which the Company will utilize and operate the Broward County Civic Arena beginning on October 1, 1998, provided that construction is completed on a timely basis. Under the License Agreement, the Company is entitled to retain 95% of the revenue derived from the sale of general seating tickets to Panthers' home games and all of certain other hockey related advertising and merchandising revenue. In addition, the Company is entitled to receive the first $14.0 million of net operating income generated from the Broward County Civic Arena and 80% (with Broward County receiving 20%) of the net operating income in excess of $14.0 million. The Company believes that successful operation of the Broward County Civic Arena will significantly enhance the Company's total revenue.

     The Company owns approximately 78% of the partnership interests in Decoma. Decoma derives all of its revenue from its Miami Arena operations. Such revenue is derived from (i) seat use charges imposed on tickets sold at the Miami Arena, and (ii) net operating income and (iii) fixed and variable operating payments generated from the Miami Arena.

HOCKEY OPERATIONS

  Sources of Revenue

     The Company derives its hockey revenue principally from the sale of tickets to home games, contracts with broadcast organizations and advertising and promotions.

     Ticket Sales. The Panthers play an equal number of home games and away games during the 82 game NHL regular season. In addition, the Panthers play one to two exhibition home games prior to the commencement of the regular season. Under the NHL Constitution and Bylaws, the Company receives all revenue from the sale of tickets to regular season home games and no revenue from the sale of tickets to the Panthers' regular season away games. During the exhibition season, the Company retains all the revenue from the Panthers' home games and shares the revenue for certain exhibition games played at neutral sites. During the last three seasons, the Company has sold an average of 8,300 season tickets. Ticket prices for regular season home games during the 1995-96 season at the Miami Arena ranged from $9 to $95 per game with an average paid ticket price of $35. The average individual ticket price is approximately 14% higher than the average ticket price paid by season ticket holders.

     The following table shows certain information relating to the regular season revenue generated by the sale of tickets for the periods indicated below:

                                                                                           AVERAGE GROSS
                                        SEASON TICKET   AVERAGE PAID     AVERAGE GROSS     TICKET REVENUE
                  SEASON                 HOLDER BASE     ATTENDANCE    PAID TICKET PRICE      PER GAME
    ----------------------------------  -------------   ------------   -----------------   --------------
    1995-96(1)........................          7,900      12,200           $ 34.51           $421,000
    1994-95(2)........................          9,400      13,300             30.30            403,000
    1993-94...........................          7,500      13,200             26.89            355,000

- ---------------

(1) Management believes that the decrease in the number of season ticket holders as well as average paid attendance was primarily a result of the fans' negative reaction to the announcement at the beginning of the season that the Panthers would either relocate or be sold. From October to November 1995, the Company sold an average of 75% of all the seats available, while from December 1995 to April 1996, the Company sold an average of 90% of all the seats available. Of the last 25 regular season games, 14 games were sold out.
(2) The 1994-95 season was shortened from 84 games to 48 games as a result of labor relations difficulties in the form of a player lock-out in a dispute over the then existing NHL collective bargaining agreement.

     National Television. In 1994, the NHL entered a new, seven-year $275.0 million contract with Fox pursuant to which the NHL granted Fox exclusive commercial over-the-air television rights to broadcast certain NHL regular season and playoff games within the U.S. Under the terms of the Fox Contract, Fox may choose to terminate the contract after five seasons. In the event Fox chooses to terminate the contract after five seasons, the NHL will be entitled to receive an aggregate of $155.0 million over such period. In addition, in 1994, the NHL extended its existing contract with ESPN through the end of the 1998-99 season pursuant to which ESPN agreed to pay the NHL approximately $65.0 million for cable rights to broadcast certain NHL regular season and playoff games within the U.S.

     The NHL also renewed its contract with Molson prior to the commencement of the 1994-95 season, pursuant to which the NHL granted Molson the rights to broadcast certain NHL games throughout Canada for four seasons. In return, Molson agreed to pay the NHL approximately $171.0 million.

     The revenue from the foregoing broadcasting contracts allocated to the Company are as follows:


                                    SEASON                               PANTHERS' SHARE
        ---------------------------------------------------------------  ---------------
                                                                         (IN THOUSANDS)
        1994-95........................................................      $ 2,750
        1995-96........................................................        2,980
        1996-97........................................................        3,275
        1997-98........................................................        3,697
        1998-99........................................................        2,307(1)
                                                                             -------
        Total..........................................................      $15,009
                                                                             =======

- ---------------

(1) Does not include the broadcasting contract with Molson which expires after the 1997-98 season.

     Local Television, Cable and Radio. The Company had a three year contract with the Sunshine Network for the local media rights; consisting of television, cable and radio broadcast of the Panthers' games pursuant to which the Company derived revenue of approximately $1.7 million, $1.5 million and $2.4 million for the 1993-94, 1994-95 and 1995-96 seasons, respectively. The contract with Sunshine Network expired at the end of the 1995-96 season.

     In August 1996, the Company entered into the SportsChannel Letter of Intent for the proposed local broadcast (other than radio broadcast) of the Panthers' games. See "Certain Transactions." Under the terms of the SportsChannel Letter of Intent, the Company shall grant to SportsChannel Florida broadcast rights (other than radio broadcast rights) to a pre-determined number of the Panthers' pre-season, regular season and certain post-season games during the 1996-97 season. The SportsChannel Letter of Intent provides that the Company shall have the option to grant SportsChannel exclusive or nonexclusive broadcast rights. In return, the Company shall be entitled to 11% (for the grant of exclusive broadcast rights) or 5.5% (for the grant of non-exclusive broadcast rights) of SportsChannel Florida's gross receipt for the 1996-97 season, provided such gross receipts shall in no event be less than $2.5 million or $1.2 million, respectively. The obligations of the Company and SportsChannel Florida are subject to the negotiation of a definitive agreement. There can be no assurance that the Company and SportsChannel Florida will enter into a definitive agreement.

     In addition, in August 1996, the Company entered into the Sunshine Letter of Intent for the proposed local radio broadcast of all the Panthers games during the 1996-97 hockey season. Under the terms of the Sunshine Letter of Intent, the Company shall grant to Sunshine local radio broadcast rights for broadcast of all of the Panthers' pre-season, regular season and post-season games during the 1996-97 season. The obligations of the Company and Sunshine are subject to negotiation of a definitive agreement. There can be no assurance that the Company and Sunshine will enter into a definitive agreement.

     Advertising and Promotions. The Company also generates revenue from the sale of advertising at certain limited locations at the Miami Arena as well as in the game programs. In addition, the Company derives promotional revenue from various sponsored events.

  Performance

     The following table shows the performance of the Panthers during their first three NHL seasons:

           SEASON             SEASON RECORD     FINISH IN DIVISION            PLAYOFF RESULTS
    ---------------------  -------------------  ------------------   ----------------------------------
    1995-96..............  41-31-10 (92 pts.)           3rd                  Stanley Cup Finals
    1994-95(1)...........  20-22-6 (46 pts.)            5th          Missed participation by one point
    1993-94..............  33-34-17 (83 pts.)           5th          Missed participation by one point

- ---------------

(1) The 1994-95 season was shortened from 84 games to 48 games as a result of labor relations difficulties in the form of a player lock-out in a dispute over the then existing NHL collective bargaining agreement.

  Players

     In general, the rules of the NHL permit each team to maintain an active roster of 24 hockey players during each regular season and to have up to 50 players under NHL contracts. The following table sets forth certain information concerning the active roster of the Panthers' players as of September 1, 1996.

                                                        YEARS IN    LAST SEASON
                  NAME                      POSITION     THE NHL    OF CONTRACT   HEIGHT   WEIGHT    AGE
- -----------------------------------------  -----------  ---------   -----------   ------   -------   ---
Stu Barnes...............................    Center         5         1996-97        5(#)11" 174 lbs 25
Terry Carkner............................    Defense       10         1996-97        6(#)03" 210 lbs 30
Radek Dvorak.............................   Left Wing    Rookie       1997-98        6(#)02" 185 lbs 19
Tom Fitzgerald...........................  Right Wing       8         1997-98        6(#)01" 191 lbs 27
Mark Fitzpatrick(1)......................  Goaltender       9         1995-96        6(#)02" 190 lbs 27
Johan Garpenlov..........................   Left Wing       8         1996-97        5(#)11" 185 lbs 28
Per Gustafsson...........................    Defense     Rookie       1996-97        6(#)02" 190 lbs 26
Mike Hough...............................   Left Wing      10         1996-97        6(#)01" 197 lbs 33
Jody Hull................................  Right Wing       8         1997-98        6(#)02" 195 lbs 27
Ed Jovanovski............................    Defense     Rookie       1998-99        6(#)02" 205 lbs 19
Paul Laus................................    Defense        3         1997-98        6(#)01" 216 lbs 25
Bill Lindsay.............................   Left Wing       5         1997-98        5(#)11" 190 lbs 25
Dave Lowry...............................   Left Wing      11         1997-98        6(#)01" 200 lbs 31
Scott Mellanby...........................  Right Wing      11         1997-98        6(#)01" 199 lbs 29
Gord Murphy..............................    Defense        8         1997-98        6(#)02" 191 lbs 29

                                                        YEARS IN    LAST SEASON
                  NAME                      POSITION     THE NHL    OF CONTRACT   HEIGHT   WEIGHT    AGE
- -----------------------------------------  -----------  ---------   -----------   ------   -------   ---
Rob Niedermayer..........................    Center         3         1996-97     6'02"    200 lbs   21
Ray Sheppard.............................  Right Wing       9         1998-99     6'01"    195 lbs   30
Brian Skrudland..........................    Center        11         1996-97     6'00"    196 lbs   32
Geoff Smith..............................    Defense        7         1996-97     6'03"    194 lbs   27
Martin Straka............................  Right Wing       4         1997-98     5'10"    178 lbs   23
Robert Svehla............................    Defense        2         1996-97     6'01"    190 lbs   27
John Vanbiesbrouck.......................  Goaltender      13         1997-98     5'08"    176 lbs   32
Rhett Warrener...........................    Defense     Rookie       1998-99     6'01"    209 lbs   20
Jason Wooley(1)..........................    Defense        5         1995-96     6'00"    188 lbs   26

- ---------------

(1) Restricted free agent after the 1995-96 season.

  Coaches

     The head coach of the Panthers is Mr. Doug MacLean. Mr. MacLean, who guided the Panthers to a playoff berth as well as to the Stanley Cup Finals in his first season as the head coach of the Panthers, was a finalist for the Jack Adams Award, which is presented to the NHL's Coach of the Year. Mr. MacLean also earned the right to coach the Eastern Conference in the 1995-96 All-Star game. Mr. MacLean served as the Panthers' director of player development and head scout during the 1994-95 season. Prior to joining the Panthers, he spent four seasons with the Detroit Red Wings, working in a variety of capacities. Mr. MacLean recently extended his contract with the Panthers through the end of the 1998-99 season.

     Mr. Duanne Sutter has completed his first year as an assistant coach with the Panthers. Prior to joining the Panthers, Mr. Sutter served as the head coach of the Indianapolis Ice of the International Hockey League (the "IHL") for three seasons. Mr. Sutter also played 10 seasons with the New York Islanders before retiring in 1990. Mr. Sutter is under contract with the Panthers through the end of the 1996-97 season.

     Mr. Lindy Ruff has completed his third season as an assistant coach with the Panthers and is under contract with the Panthers through the end of the 1998-99 season. Mr. Ruff's responsibilities consist primarily of special teams and defense. Mr. Ruff was a former player captain of the Buffalo Sabres (the "Sabres") and played 691 games in the NHL with the Sabres and the New York Rangers from the 1980-81 season to the 1991-92 season.

  General Manager

     Mr. Bryan Murray completed his second season as general manager of the Panthers and is under contract through the 1997-98 season. Prior to joining the Panthers, Mr. Murray was the head coach of the Detroit Red Wings from the 1990-91 season to the 1992-93 season as well as the general manager from the 1990-91 season to the 1993-94 season. Mr. Murray was the coach of the Washington Capitals from the 1981-82 season to the 1988-89 season and was awarded the Jack Adams Award as the NHL's Coach of the Year during the 1983-84 season. Mr. Murray has a career coaching record of 467-337-112 (.571), placing him sixth on the all-time victory list.

  Player Development

     The Panthers are currently affiliated with two minor league teams, the Greensboro Monarchs ("Monarchs") of the American Hockey League (the "AHL") and the Cincinnati Cyclones ("Cyclones") of the IHL. Under the terms of the Company's respective agreements with the Monarchs and Cyclones, the Panthers are obligated to provide the Monarchs and Cyclones with a certain number of players and have the right to utilize such players on their NHL roster during the course of the season.

     The IHL, being comprised of many older, ex-NHL players, provides the Panthers with the ability to call upon experienced players for short term replacement. In contrast, by being affiliated with the Monarchs and the AHL, for which the average player age is approximately 23, the Panthers have the opportunity to develop young, newly signed players for future participation in the NHL.

     Players assigned to the Panthers' minor league affiliates generally have "two way" contracts which provide them with higher salaries in the event they are called upon to play for the Panthers.

  Salaries

     The NHL Bylaws require each team to enter into a uniform player contract with each of its players. Players who sustain injuries from team sponsored or approved hockey related activities are generally entitled to substantially all of their salaries and signing bonuses. As of September 1, 1996, the Company was required to make, in the aggregate, the following future payments to its present and past NHL players.

                                                      BASE           SIGNING     DEFERRED COMPENSATION
                     SEASON                       COMPENSATION     BONUSES(1)         PAYMENTS(2)
- ------------------------------------------------  ------------     -----------   ---------------------
                                                                  (IN THOUSANDS)
1996-97.........................................    $ 15,860(3)      $ 1,850             $ 678
1997-98.........................................      13,190           1,100               628
1998-99 and thereafter..........................       4,585              50               558

- ---------------

(1) Signing bonuses are amortized over the expected life of the player's contract but are shown in the table on a cash basis.
(2) Represents payments to be made to four players, two of whom had their contracts bought out by the Panthers and two of whom had been released by the Panthers.
(3) Includes approximately $1.3 million paid to players whose contracts were bought out by the Panthers during the 1995-96 season.

     In addition to the salaries paid to its NHL players, the Company is obligated to pay its non-NHL players (who play for the Panthers' minor league affiliates) salaries pursuant to the terms of the players' respective contracts. The Company is required to make, in the aggregate, the following future payments to the Panthers' non-NHL players who have entered into contracts with the Panthers as of September 1, 1996:

                                            MINOR LEAGUE
                   SEASON                     SALARIES       PANTHERS' SALARIES(1)   CASH SIGNING BONUSES
    -------------------------------------  ---------------   ---------------------   --------------------
                                                                (IN THOUSANDS)
    1996-97..............................      $ 1,598              $ 8,540                  $848
    1997-98..............................          835                5,955                   510
    1998-99 and thereafter...............          308                2,390                    50

- ---------------

(1) The majority of non-NHL players have "two way" contracts with two levels of compensation, one for playing in the minor league and the other for playing in the NHL. This column represents the aggregate annual salaries of the current non-NHL players, assuming that all such non-NHL players become members of the Panthers and play a full season in the NHL.

  Miami Arena

     The Panthers currently play in the Miami Arena, which has a seating capacity of 14,703, one of the smallest arenas in the NHL. Under the terms of the Panthers' current lease, the Miami Heat of the National Basketball Association, as the primary tenant, controls revenue generated from the sale of suites and parking and a majority of the advertising, limiting the Company's ability to generate certain revenue which is generally available to other NHL franchises. In addition, the size of the Miami Arena limits the Company's ability to generate revenue from the sale of additional tickets.

     In May 1996, the Company entered into the Lease Amendment, extending the term of the lease (which was scheduled to expire at the end of the 1995-96 season) to July 31, 1998, with two one-year options for the 1998-99 season and the 1999-2000 season. The Lease Amendment contained substantially the same economic terms as the existing Miami Arena lease and was subject to the approval of MSEA, which approval, according to the Miami Arena lease, could not be unreasonably withheld. In June 1996, MSEA rejected the Lease Amendment and demanded that the Panthers vacate the Miami Arena. Subsequently, the Company sought and obtained a preliminary injunction enjoining MSEA from taking actions to prevent the Panthers from utilizing the Miami Arena pursuant to the Lease Amendment. MSEA has indicated that it plans to appeal the decision rendered by the court. If MSEA is successful in its appeal, the Company will need to find and enter into a lease for an alternative playing site until such time as the Broward County Civic Arena is completed. There can be no assurance that the Company will be able to find and enter into a lease for an alternative playing site or that the use of such alternative playing site will not adversely affect the Company's financial condition and results of operations.

     The Company owns approximately 78% of the partnership interests in Decoma, which derives all of its revenue from the Miami Arena operations. The City of Miami recently announced that it intends to build the New Arena which will be utilized by the Miami Heat. Upon its completion, the New Arena will compete with the Miami Arena for the rights to host various events, including sports events and concerts. There can be no assurance that the Miami Arena can successfully compete with the New Arena. In the event the Miami Arena is unable to attract the various sports and non-sports events, the results of operations of Decoma will be adversely affected.

  Competition

     The Panthers compete for sports entertainment dollars not only with other major league sports, but also with college athletics and other sports-related entertainment. During portions of its season, the Panthers experience competition from professional basketball (the Miami Heat), professional football (the Miami Dolphins) and professional baseball (the Florida Marlins). Mr. Huizenga controls the Miami Dolphins and the Florida Marlins. In addition, the colleges and universities in South Florida, as well as public and private secondary schools, offer a full schedule of athletic events throughout the year. The Panthers also compete for attendance and advertising revenue with a wide range of other entertainment and recreational activities available in South Florida. The Panthers compete with other NHL and non-NHL teams, professional and otherwise, for available players.

ARENA DEVELOPMENT AND OPERATIONS

  Development of the Broward County Civic Arena

     In June 1996, the Company entered into the Development Agreement to develop the Broward County Civic Arena, which will be owned by Broward County. Pursuant to the Development Agreement, Broward County will purchase the Development Site, which will be used primarily for the development of the Facility and also for possible future ancillary development. Broward County has agreed to provide $184.7 million for the development of the Facility, including the purchase of the Development Site. The Broward County Civic Arena will be located on the Development Site and Broward County will reimburse the Company for all costs relating to environmental remediation of the purchased land. The Company will bear all costs relating to the development of the Broward County Civic Arena in excess of $184.7 million; however, it may require Broward County to advance an additional $18.5 million, which the Company will repay as supplemental rent.

     Performance of the Company under the Development Agreement is contingent upon, among other things, Broward County's acquisition of the Development Site, issuance of bonds by Broward County to finance the development of the Facility and the satisfactory resolution of certain restrictions affecting title and development rights to the purchased land.

     In July 1996, Sawgrass Land Corporation, a Florida corporation ("Sawgrass") which is owned by Mr. Huizenga, entered into a letter of intent (the "Lennar Letter of Intent") with Lennar Homes, Inc. for the purchase of 153 contiguous acres of land adjacent to the Broward County Civic Arena. In the future, Sawgrass may attempt to develop, or permit other parties to develop, such land.

  Operation of the Broward County Civic Arena

     In June 1996, the Company entered into the License Agreement and the Operating Agreement pursuant to which the Company will utilize and operate the Broward County Civic Arena. In connection therewith, Broward County will receive the County Preferred Revenue from the operations of the Broward County Civic Arena for an amount to be determined concurrent with the issuance of the bonds. The Company has provided Broward County a guaranty pursuant to which the Company will be obligated to pay Broward County the County Preferred Revenue Obligation. The Company believes that the revenue generated from the operations of the Facility will be sufficient to provide Broward County with the County Preferred Revenue. In the event such revenue is not sufficient to provide Broward County with the County Preferred Revenue, the Company will be required to meet its County Preferred Revenue Obligation. There can be no assurance that the revenue generated from Broward County Civic Arena will be sufficient to meet the Company's obligations to Broward County.

     Under the License Agreement, the Company is entitled to retain 95% of all revenue derived from the sale of general seating tickets to the Panthers' home games and all of certain other hockey-related advertising and merchandising revenue. In addition, the Company is entitled to receive the first $14.0 million of the net operating income generated from the Broward County Civic Arena and 80% (with Broward County receiving 20%) of all net operating income in excess of $14.0 million.

     The License Agreement commencement date will occur upon thirty days notice of the completion of construction of the Broward County Civic Arena, which is currently scheduled for October 1, 1998; however, the commencement of the License Agreement may be deferred by the Company until the following NHL hockey season in the event the Broward County Civic Arena is completed between March 1 and July 1 of 1999. Once commenced, the License Agreement is for a term of 30 years, which term may be extended for five year periods, subject to certain conditions, pursuant to options granted to the Company by Broward County.

     The License Agreement entitles the Panthers to the exclusive use of the Broward County Civic Arena during the playing of all of its home games, and provides for nonexclusive use by the Panthers for practices and other team uses. Additionally, the License Agreement provides the Company with exclusive use of certain space within the Broward County Civic Arena to be used for a retail store, offices, a box office, a locker room and a training and weight room. The License Agreement contains a use covenant which requires the Panthers to play all of their home games at the Broward County Civic Arena during the term of the License Agreement.

  Decoma

     The Company owns approximately 78% of the partnership interests in Decoma. Decoma derives all of its revenue from its Miami Arena operations. Such revenue is derived from (i) seat use charges imposed on tickets sold at the Miami Arena, and (ii) net operating income and (iii) fixed and variable operating payments generated from the Miami Arena operations. The City of Miami recently announced that it intends to build the New Arena which will be utilized by the Miami Heat. Upon its completion, the New Arena will compete with the Miami Arena for the right to host various events, including sports events and concerts. There can be no assurance that Miami Arena can successfully compete with the New Arena. In the event the Miami Arena is unable to attract the various sports and non-sports events, the results of operations of Decoma will be adversely affected.

EMPLOYEES

     In addition to its players, the Company currently employs 25 hockey personnel and 40 non-hockey personnel. During the hockey season, the Company also uses part-time employees, most of whom are employed as statisticians and press attendants. None of the Company's employees other than its players are covered by collective bargaining agreements. The Company considers its relations with its employees to be good.

INSURANCE

     The Company maintains various insurance coverages on behalf of its players through the NHL. Such insurance, for which the players are the beneficiaries, includes medical and dental, permanent total disability, group life, accidental death and dismemberment ("AD&D"), and spousal group life and AD&D.

     The Company also maintains various types of insurance on behalf of the Panthers through the league's affiliated Bermuda insurance company, Intra-Continental Ensurers Ltd. ("ICE"). Workers' compensation insurance is maintained with a $100,000 per injury deductible. The NHL Catastrophe Insurance Plan covers the entire roster in the amount of $1.0 million per player. In addition, the ICE program requires that each team cover their top five salaried players with at least two years remaining on their contract with Total Temporary Disability Insurance. This insurance pays a benefit of up to 80% of the covered player's compensation after 30 consecutive regular season games are missed. From time to time, the Panthers may obtain additional insurance coverage for its players as may be necessary or required.

     In addition to hockey related insurance, the Company maintains various types of business insurance, including general liability insurance of $1.0 million, and umbrella insurance of $10.0 million.

     Under the Operating Agreement, the License Agreement and the Development Agreement, the Company will have insurance requirements which include (i) workers' compensation insurance, (ii) casualty insurance against loss or damage to the Facility in such amount not less than full replacement cost of the Facility and the equipment and machinery therein, and (iii) occupancy insurance in an amount not less than estimated annual revenue to be derived from the Facility.

LITIGATION

     On June 17, 1996, MSEA filed a lawsuit against, among others, Mr. Huizenga, Mr. Rochon, the Panthers, Decoma, Arena Development and Arena Operator in the United States District Court of the Southern District of Florida. The suit alleges that the Defendants have conspired to restrain trade in the South Florida sports and entertainment facility market by monopolizing or attempting to monopolize such market in violation of federal antitrust laws. The Plaintiff seeks, among other things, to (i) nullify certain provisions of the Miami Arena Contract, specifically provisions restricting MSEA from developing the New Arena, and (ii) force the Defendants to divest their control over the Miami Arena and the Broward County Civic Arena. In addition, the Plaintiff seeks treble damages as well as reimbursement for reasonable attorneys' fees and costs. The Defendants believe that the suit is without merit and intend to vigorously defend against this suit. An unfavorable outcome of the suit may have a material adverse effect on the Company's financial condition or results of operations.

     In May 1996, the Company entered into the Lease Amendment, extending the term of the lease (which was scheduled to expire at the end of the 1995-96 season) to July 31, 1998, with two one-year options for the 1998-99 season and the 1999-2000 season. The Lease Amendment contained substantially the same economic terms as the existing Miami Arena lease and was subject to approval of MSEA, which approval, according to the Miami Arena lease, could not be unreasonably withheld. In June 1996, MSEA rejected the Lease Amendment and demanded that the Panthers vacate the Miami Arena. Subsequently, the Company sought and obtained a preliminary injunction enjoining MSEA from taking actions to prevent the Panthers from utilizing the Miami Arena pursuant to the Lease Amendment. MSEA has indicated that it plans to appeal the decision rendered by the court. If MSEA is successful in its appeal, the Company will need to find and enter into a lease for an alternative playing site until such time as the Broward County Civic Arena is completed. There can be no assurance that the Company will be able to find and enter into a lease for an alternative playing site.

     On September 4, 1996, Timothy Johanson, Walter Johanson and Veronica Juliano (the "ADA Plaintiffs") filed a lawsuit against the Panthers, among others, in the United States District Court of the Southern District Florida. The suit alleges that the Panthers violated the Americans with Disabilities Act in connection with the development of the Broward County Civic Arena by (i) failing to make reasonable modifications in policies, practices or procedure;
(ii) by failing to take such steps as may be necessary to ensure that no individual with a disability is excluded, denied services, segregated or otherwise treated differently; and (iii) by failing to remove architectural barriers and communications barriers. The ADA Plaintiffs seek, among other things, to (A) obtain a judgment mandating the Panthers to revise, modify and remove certain barriers at the Broward County Civic Arena that may prevent persons with disabilities from having access to the Facility and procure, and take steps necessary to ensure that no person with a disability is excluded, denied services, segregated or otherwise treated differently, to the extent required by law, and (B) grant to the ADA Plaintiffs reasonable attorneys' fees, costs and expenses. The Panthers believe that they have complied with the requirements of the Americans with Disabilities Act and that the suit is without merit. An unfavorable outcome of the suit may require the Company to incur additional costs.

     The Company is not presently involved in any other material legal proceedings. However, the Company may from time to time become a party to legal proceedings arising in the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The directors and the executive officers of the Company are as follows:

                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    H. Wayne Huizenga......................  58    Chairman of the Board
    Richard H. Evans.......................  51    President and Director
    William A. Torrey......................  61    President of Florida Panthers Hockey
                                                   Club, Inc. and Director
    Alex Muxo..............................  41    President of Arena Development and
                                                   Arena Operator
    Steven M. Dauria.......................  35    Vice President and Chief Financial
                                                   Officer
    Steven R. Berrard......................  41    Director
    Harris W. Hudson.......................  53    Director
    George D. Johnson, Jr..................  53    Director
    Richard C. Rochon......................  39    Director

     All directors are elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers serve at the pleasure of the Board.

     H. WAYNE HUIZENGA has been the Company's Chairman of the Board since July 1996. Mr. Huizenga has been Chairman of the Board and Chief Executive Officer of Republic Industries, Inc. ("Republic"), a diversified company with operations in the solid waste, electronic security services and out-of-home advertising industries, since August 1995, and has been Chairman of the Board of Extended Stay America, Inc. ("Extended Stay"), an extended stay lodging facilities company, since January 1995. From September 1994 to October 1995, Mr. Huizenga served as the Vice Chairman of Viacom, Inc., a diversified media and entertainment company ("Viacom"), a position he assumed upon its merger with Blockbuster Entertainment Corporation ("Blockbuster"). Prior thereto, Mr. Huizenga became a director of Blockbuster in February 1987 and served as its Chairman of the Board and Chief Executive Officer from April 1987 to September 1994. Since 1984, Mr. Huizenga has been an investor in several businesses and is the sole shareholder and Chairman of the Board of Huizenga Holdings, Inc. ("Huizenga Holdings"), a holding and management company with various business interests and an affiliate of the Company. He is the owner of the Miami Dolphins and the Florida Marlins. In addition, Mr. Huizenga owns Pro Player Stadium and has investments in numerous hotels and various other real estate ventures. Mr. Huizenga is the brother-in-law of Mr. Hudson.

     RICHARD H. EVANS has been the Company's President and a director and has also been the President and Chief Executive Officer of Huizenga Sports and Entertainment Group, Inc. since September 1996. Mr. Evans has served as a director of Genesco, Inc. since 1996 and Bass Pro Shops since 1994. From April 1993 to October 1996, Mr. Evans served as the Chief Operating Officer of Gaylord Entertainment Company ("Gaylord Entertainment"), a diversified entertainment and communications company. Prior to joining Gaylord Entertainment, Mr. Evans served as President and Chief Executive Officer of Dorna USA, a subsidiary of Madrid-based Dorna Promocion del Deporte, a marketing company, from January 1992 to February 1993. Mr. Evans also served as the President and Chief Executive Officer of Madison Square Garden Corporation from January 1987 to August 1991.

     WILLIAM A. TORREY has been the President of Florida Panthers Hockey Club, Inc. and a director of the Company since July 1996. Since April 1993, Mr. Torrey has served as the President and Governor of the Panthers. Prior to joining the Company, Mr. Torrey was associated with the New York Islanders Hockey Club (the "Islanders") for twenty-one years in various capacities. From June 1989 to August 1992, Mr. Torrey served as the Chairman of the Board of the Islanders. From September 1978 to August 1992 Mr. Torrey served as the President of the Islanders, and from February 1972 to August 1992 he served as the General Manager of the Islanders.

     ALEX MUXO has been the President of Arena Development and Arena Operator since July 1996. From January 1995 to July 1996, Mr. Muxo served as the Vice President of Huizenga Holdings. Prior to joining Huizenga Holdings, Mr. Muxo served as the Vice President for Planning for Blockbuster from May 1994 to January 1995. Prior thereto, Mr. Muxo was the City Manager of City of Homestead, Florida.

     STEVEN M. DAURIA has been the Company's Vice President and Chief Financial Officer since July 1996. From July 1994 to July 1996, Mr. Dauria served as Director of Finance and Administration and Chief Financial Officer of the Panthers, and, from December 1993 to July 1994, Mr. Dauria served as the Controller of the Panthers and the Florida Marlins. Prior to joining the Panthers, Mr. Dauria served as Controller of the New York Yankees, a Major League Baseball franchise, from November 1991 to December 1993, and was previously associated with Time Warner, Inc. and Coopers & Lybrand, an international public accounting firm.

     STEVEN R. BERRARD has been a director of the Company since July 1996. Mr. Berrard has been the Chief Executive Officer of AutoNation Incorporated since March 1996. From September 1994 to March 1996, Mr. Berrard served as the President and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom, as well as a director of Viacom. Prior thereto, Mr. Berrard served as the President and Chief Operating Officer of Blockbuster from January 1993 to September 1994 and was its Vice Chairman of the Board from November 1989 to September 1994. Mr. Berrard was also the President and Chief Executive Officer and a director of Spelling Entertainment Group Inc., a television and film entertainment producer and distributor, from March 1993 through March 1996.

     HARRIS W. HUDSON has been a director of the Company since July 1996. Mr. Hudson has been the President and a director of Republic since August 1995. Prior thereto, Mr. Hudson served as the Chairman of the Board, Chief Executive Officer and President of Hudson Management Corporation. Mr. Hudson is the brother-in-law of Mr. Huizenga.

     GEORGE D. JOHNSON, JR. has been a director of the Company since July 1996. Mr. Johnson has been the President, Chief Executive Officer and a director of Extended Stay since January 1995, the managing general partner of American Storage Limited Partnership, a chain of 23 self-storage facilities located in the Southeast United States, and Chairman of the Board of Johnson Development Associates, Inc., a real estate management, leasing and development company. Mr. Johnson currently serves on the Board of Directors of Viacom, Republic and Duke Power Company. Mr. Johnson previously served as President of the Consumer Products Division of Blockbuster Entertainment. He was formerly the managing general partner of WJB Video, the largest Blockbuster franchisee, which developed over 200 video stores prior to its merger with Blockbuster in 1993. Mr. Johnson served three terms in the South Carolina House of Representatives.

     RICHARD C. ROCHON has been a director of the Company since July 1996. Mr. Rochon is also the President of Huizenga Holdings, a position he has held since 1988. Prior to joining Huizenga Holdings, he was a certified public accountant at Coopers & Lybrand, an international public accounting firm.

DIRECTORS' COMPENSATION

     The Company's policy is not to pay compensation in the form of salaries or fees to directors. However, the directors are entitled to receive options to purchase shares of Class A Common Stock pursuant to the Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table shows remuneration paid or accrued by the Company during the year ended June 30, 1996 to the Chief Executive Officer and to each of the four most highly compensated executive officers of the Company, other than the Chief Executive Officer (together, the "Named Executive Officers"), for services in all capacities while they were employees of the Company, and the capacities in which the services were rendered.

                                                                                  ALL OTHER
              NAME AND PRINCIPAL POSITION                  SALARY      BONUS     COMPENSATION
- --------------------------------------------------------  --------    -------    ------------
H. Wayne Huizenga.......................................        --         --            --
  Chairman of the Board
Richard H. Evans........................................        --         --            --
  President(1)
William A. Torrey.......................................  $300,000    $ 3,000      $128,000(3)(4)
  President of Florida Panthers Hockey Club, Inc.
Alex Muxo...............................................   156,000         --        19,000(4)
  President of Arena Development and Arena Operator
Steven Dauria...........................................    90,000     10,000        14,000(4)
  Vice President and Chief Financial Officer

- ---------------

(1) Mr. Evans joined the Company as its President in September 1996. As such, Mr. Evans did not receive any compensation from the Company during the fiscal year 1996.
(2) Represents bonus amounts earned in fiscal 1995 and paid in fiscal year 1996.
(3) Includes deferred compensation of $100,000 paid to Mr. Torrey during fiscal 1996.
(4) Includes benefits including insurance premiums and/or automobile stipends paid by the Company.

STOCK OPTION PLAN

     Under the Company's Stock Option Plan, 2,600,000 shares of Class A Common Stock are reserved for issuance upon the exercise of stock options. The Stock Option Plan is designed as a means to attract, retain and motivate directors and key employees. A committee (the "Committee") consisting of two or more non-employee directors appointed by the Board of Directors will administer and interpret the Stock Option Plan.

     Options are granted under the Stock Option Plan on such terms and at such prices as determined by the Committee, except that the per share exercise price of the options cannot be less than the fair market value of the Class A Common Stock on the date of grant. Each option shall be for a term of not less than five years or more than ten years, as shall be determined by the Committee. However, in the event of a change of control (as such term is defined in the Stock Option Plan), all outstanding options shall be immediately exercisable. Options granted under the Stock Option Plan are not transferable other than by will or by the laws of descent and distribution.

EMPLOYMENT AGREEMENTS

     Mr. Torrey's employment agreement (the "Torrey Employment Agreement") provides that Mr. Torrey is entitled to an annual base salary for the 1996-97, 1997-98 and 1998-99 hockey seasons of $400,000, $450,000, $500,000, respectively, plus bonus. The bonus is based upon the performance of the Panthers during the regular season and the playoffs. The Torrey Employment Agreement terminates in June 1999 and contains certain confidentiality and non-competition provisions.

OFFICERS AND DIRECTORS OF FLORIDA PANTHERS HOCKEY CLUB, INC.

     The officers and directors of Florida Panthers Hockey Club, Inc., a subsidiary of the Company, are as follows:

                     NAME                                     POSITION
    --------------------------------------  ---------------------------------------------
    H. Wayne Huizenga.....................  Chairman
    William A. Torrey.....................  President and Director
    Dean J. Jordan........................  Executive Vice President
    Steven M. Dauria......................  Vice President and Chief Financial Officer
    Bryan Murray..........................  Vice President and General Manager
    Declan Bolger.........................  Vice President Marketing
    Stephen B. Dangerfield................  Vice President Operations
    Richard C. Rochon.....................  Director
    Cris V. Branden.......................  Director
    Robert J. Henninger, Jr...............  Director
    Pamela Huizenga-Van Hart..............  Director
    Ray Goldsby-Huizenga..................  Director
    H. Wayne Huizenga, Jr.................  Director
    William M. Pierce.....................  Director

                              CERTAIN TRANSACTIONS

     Immediately prior to the consummation of the Offerings, the following events will occur simultaneously: (i) Mr. Huizenga will contribute (A) the Partnership Note, representing the outstanding amount which the Company borrowed from Mr. Huizenga plus interest, and (B) all the outstanding capital stock of each of Decoma I and Decoma II, constituting approximately a 78% interest in Decoma, to the capital of the Partnership; (ii) Mr. Huizenga, as the sole limited partner and the sole general partner (through his ownership of Florida Panthers Hockey Club, Inc.) of the Partnership, will contribute all of the partnership interests in the Partnership to the Company; and (iii) Mr. Huizenga, as the sole limited partner and the sole general partner (through his ownership of the Arena Development Company, Inc. and Arena Operator Company, Inc., respectively) of each of Arena Development and Arena Operator, will contribute all the limited partnership interests in each of Arena Development and Arena Operator as well as all the outstanding capital stock of each of Arena Development Company, Inc. and Arena Operator Company, Inc. to the Company. In exchange for all of the foregoing capital contributions, Mr. Huizenga will receive the Exchange Shares of which 5,020,678 will be Class A Common Stock and 255,000 will be Class B Common Stock. The number of Exchange Shares were derived by dividing by $9.30 (the assumed Initial Public Offering price less underwriting discounts and commissions) the sum of (A) the Partnership Note (approximately $41.0 million), which results in the issuance of 4,404,710 shares of Common Stock, and (B) the approximately 78% interest in Decoma (approximately $8.1 million, representing costs incurred by Mr. Huizenga in acquiring the Decoma Interests), which results in the issuance of 870,968 shares of Common Stock.

     The Panthers play all their home games at the Miami Arena, which is operated by Decoma. The general partner of Decoma is Decoma Venture, a Texas joint venture which is comprised of Decoma Investment, Inc. III ("Decoma III"), Decoma I and Decoma II. Decoma I, Decoma II and Decoma III, whose sole shareholder is Mr. Huizenga, own in the aggregate 79% of the partnership interests in Decoma. For the twelve months ended December 31, 1994, and 1995 and the six months ended June 30, 1996, Decoma Venture had revenue of approximately $2.3 million, $1.6 million (as a result of a shortened hockey season) and $762,000, respectively, from the operations of the Miami Arena.

     In 1994, Mr. Huizenga purchased a 50% interest in Leisure Management International ("LMI"), which manages the Miami Arena pursuant to a management agreement (the "Management Agreement") with Decoma. Under the terms of the Management Agreement, LMI received from Decoma a management fee of approximately $136,000, $122,000 and $58,000 for the twelve months ended June 30, 1994, and 1995 and the six months ended June 30, 1996.

     In August 1996, the Company entered into the SportsChannel Letter of Intent with SportsChannel Florida for the proposed local broadcast (other than radio broadcast) of the Panthers' games. Under the terms of the SportsChannel Letter of Intent, the Company shall grant to SportsChannel Florida broadcast rights (other than radio broadcast rights) to all of the Panthers' pre-season, regular season and certain post-season away games during the 1996-97 season. The SportsChannel Letter of Intent provides that the Company shall have the option to grant SportsChannel Florida exclusive or nonexclusive broadcast rights. In return, the Company shall be entitled to 11% (for the grant of exclusive broadcast rights) or 5.5% (for the grant of non-exclusive broadcast rights) of SportsChannel Florida's gross receipts for the 1996-97 season, provided such gross receipts shall in no event be less than $2.5 million or $1.2 million, respectively. The SportsChannel Letter of Intent may be extended for an additional season upon notice by the Company. Mr. Huizenga currently owns 50% of SportsChannel Florida, and he holds an option to purchase an additional 20% ownership interest in SportsChannel Florida.

     The Company pays Huizenga Holdings a management fee equal to 1% of the Company's gross revenue, excluding NHL generated revenues, in exchange for services including, but not limited to, assisting the Company in obtaining financing, developing tax planning strategies and formulating risk management, as well as advising the Company with respect to securities matters and future acquisitions. Such 1% management fees totaled approximately $194,000, $132,000 and $293,000 for the years ended June 30, 1994, 1995 and 1996, respectively.

     In the Concurrent Offering, the Company will offer to certain individuals the opportunity to purchase 4,600,000 shares of Class A Common Stock at a price equal to the Initial Public Offering price per share less underwriting discounts and commissions but including the Placement Agent fee. The Company expects that the Concurrent Purchasers will include the Company's directors and certain of its officers.

     The Company incurred charges of $94,613 during the year ended June 30, 1994 for the leases of certain private corporate aircraft owned by Huizenga Holdings.

     In June 1993, the Company entered into a $25.0 million revolving credit facility with NationsBank of Florida, N.A. ("NationsBank") for the purpose of financing a portion of the $50.0 million NHL expansion franchise fee and obtaining working capital for use by the Company. The credit facility was subsequently converted to a $25.0 million term loan (the "Term Loan"). In connection with the Term Loan, substantially all of the assets of the Panthers have been pledged to NationsBank as collateral and Mr. Huizenga has provided a guaranty of the Company's obligations relating to such Term Loan.

     In addition, in June 1993, Panthers Investment Venture, an affiliate of the Company controlled by Mr. Huizenga ("PIV"), entered into a loan agreement with NationsBank pursuant to which it borrowed $20.0 million. PIV, in turn, loaned the $20.0 million borrowed from NationsBank to the Company pursuant to a separate loan agreement. In connection therewith, the Company issued to PIV a promissory note on terms substantially similar to the promissory note (the "NationsBank Promissory Note") issued by PIV to NationsBank. Mr. Huizenga has provided certain debt service guarantees of the Company's obligations relating to the NationsBank Promissory Note.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Common Stock (including shares subject to options exercisable within 60 days) as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered by this Prospectus, by (a) each of the Company's directors, (b) all executive officers and directors of the Company as a group and (c) all persons who own beneficially more than 5% of the Company's Class A Common Stock.

                                                CLASS A
                                             COMMON STOCK                                  CLASS A
                                          BENEFICIALLY OWNED    SHARES OF CLASS A       COMMON STOCK
                                             PRIOR TO THE       COMMON STOCK TO BE   BENEFICIALLY OWNED
                                               OFFERINGS         PURCHASED IN THE    AFTER THE OFFERINGS
                                          -------------------       CONCURRENT       -------------------
                  NAME                     SHARES     PERCENT        OFFERING         SHARES     PERCENT
- ----------------------------------------  ---------   -------   ------------------   ---------   -------
H. Wayne Huizenga.......................  5,020,678(1)   100%
  100 Northeast Third Avenue
  Second Floor
  Fort Lauderdale, FL 33301
Richard H. Evans........................         --      --
William A. Torrey.......................         --      --
Alex Muxo...............................         --      --
Steven M. Dauria........................         --      --
Steven R. Berrard.......................         --      --
Harris W. Hudson........................         --      --
George D. Johnson, Jr...................         --      --
Richard C. Rochon.......................         --      --
All directors and executive officers as
  a group (10 persons)..................

- ---------------

(1) Mr. Huizenga received 5,020,678 shares of Class A Common Stock and 255,000 shares of Class B Common Stock, constituting 100% of the outstanding Class B Common Stock, in return for his capital contribution.
  * Less than one percent (1%)

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital consists of 100,000,000 shares of Class A Common Stock, par value $.01 per share, and 10,000,000 shares of Class B Common Stock, par value $.01 per share. No preferred stock is authorized.

COMMON STOCK

     Upon completion of the Reorganization and the closing of the Offerings, there will be 12,320,678 shares of Class A Common Stock (12,725,678 shares if the Underwriters' over-allotment option is exercised in full) and 255,000 shares of Class B Common Stock outstanding. The Class A Common Stock and Class B Common Stock are identical in all respects, except that each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 10,000 votes. In the event of a liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock and Class B Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after paying all debts and liabilities of the Company. The holders of Class A and Class B Common Stock are entitled to receive dividends, on a share-for-share basis if, as and when declared by the Board of Directors out of funds legally available therefor, subject to any dividend restrictions in the Company's credit facilities and the NHL Bylaws. See "Dividend Policy." Holders of Class B Common Stock are entitled to convert each share of Class B Common Stock into one share of Class A Common Stock at any time.

     The NHL Constitution and Bylaws contain provisions which may in some circumstances operate to prohibit a person from acquiring the Class A Common Stock and affect the value of such Class A Common Stock. In general, any acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding a 5% or more interest in the Company, and each acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding any multiple of a 5% interest, will require the prior approval of the NHL, which may be granted or withheld in the sole discretion of the NHL. The prospective purchaser will be required to submit to the NHL an application, in a form to be prescribed from time to time by the NHL, providing certain information relating to that person's background. Upon receipt of such application, the Commissioner shall have the right to conduct an investigation with respect to the prospective purchaser, which may include an interview by the Commissioner's office or one or more NHL owners and the submission of such information about the prospective purchaser, whether or not confidential, as the Commissioner shall deem relevant in his sole discretion. In addition, the NHL may condition its approval upon the execution, delivery and performance by the prospective purchaser of such documents as the Commissioner shall prescribe. The NHL's investigation must be paid by the prospective purchaser, whether or not its application is approved. If and when a prospective purchaser receives the NHL's consent to acquire a 5% or more interest in the Company, such prospective purchaser will be required to acknowledge that the purchaser shall be bound by the applicable provisions of the NHL Constitution and Bylaws.

     In addition, no person who directly or indirectly owns any interest in a privately-held NHL team, or a 5% or more interest in any other publicly-held NHL team, may own, directly or indirectly, a 5% or more interest in the Company, without the prior approval of the NHL. The NHL Constitution and Bylaws also contain provisions which would prohibit an owner of a 5% or more interest in the Company from engaging in certain activities, such as wagering on any game in which an NHL team participates. NHL players and referees and employees of the NHL and its member clubs (other than the Company) are not eligible to purchase or hold Common Stock. The NHL could in the future adopt different or additional restrictions which could adversely affect the shareholders.

     Furthermore, the grant of a security interest in any of the assets of the Panthers, or any direct or indirect ownership interest in the Company, of 5% or more, shall require the prior approval of the NHL, which may be withheld in the NHL's sole discretion and, in that connection, the NHL will require a consent agreement satisfactory to the NHL. NHL rules limit the amount of debt that may be secured by the assets of, or ownership interests in, an NHL club and require that the parties to any secured loan that is approved execute an agreement limiting the rights of the lenders and the club (or shareholder) under certain circumstances, including upon an event of default or foreclosure. These limitations may adversely affect the rights of the club (or shareholder) under certain circumstances.

     Failure by a holder of a 5% or more interest to comply with these restrictions may result in a forced sale of such holder's interest in the Company or the repurchase of such interests by the Company. The Company's Articles of Incorporation provide that the Company may redeem, at the lower of fair market value or cost, shares held by any person or entity who becomes the owner of 5% or more of the Company's shares without the approval of the NHL. These restrictions will be contained in a legend on each certificate issued evidencing shares of Class A Common Stock.

     All of the shares of Class A Common Stock and Class B Common Stock to be issued in connection with the Reorganization will be fully paid and nonassessable and all of the shares of Class A Common Stock offered hereby, when issued, will be fully paid and nonassessable.

     The transfer agent and registrar for the Class A Common Stock is ChaseMellon Shareholder Services Group, Inc.

CERTAIN PROVISIONS OF FLORIDA LAW

     The directors of the Company are subject to the "general standards for directors" provisions set forth in the Florida Business Corporations Act (the "FBCA"). These provisions provide that in discharging his or her duties and determining what is in the best interests of the Company, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders and the social, economic, legal or other effects of any proposed action on the employees, suppliers or customers of the Company, the community in which the Company operates and the economy in general. Interests of other constituencies in addition to the Company's shareholders may be considered, and directors who take into account these other factors may make decisions which are less beneficial to some, or a majority, of the shareholders than if the law did not permit consideration of such other factors.

     The Company has elected to opt out of the "affiliated transactions" and "control -- share acquisition" provisions of the FBCA.

LIMITED LIABILITY AND INDEMNIFICATION

     Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (B) a transaction from which the director derived an improper personal benefit either directly or indirectly, (C) a circumstance under which an unlawful distribution is made, (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (E) in a proceeding by or in the right of someone other than the corporation or shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA.

     The Articles of Incorporation and Bylaws of the Company provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, the Company will have outstanding 12,320,678 shares of Class A Common Stock (12,725,678 shares if the Underwriters' over-allotment option is exercised in full). The 7,300,000 shares of Class A Common Stock offered hereby (7,705,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except to the extent such shares are owned or purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 5,020,678 shares of Class A Common Stock, which are comprised exclusively of the Huizenga Class A Shares, are "restricted shares" within the meaning of Rule 144 under the Securities Act (i.e., such shares were issued pursuant to an exemption from registration) and, therefore, may not be sold in the absence of registration under the Securities Act, other than in accordance with Rule 144, as described below, or pursuant to another exemption from registration.

     In general, Rule 144 as currently in effect, provides that a person who is an affiliate of the Company or who beneficially owns shares which are issued and sold in reliance upon exemptions from registration under the Securities Act must own such shares for at least two years before they may be sold. Further, Rule 144 limits the amount of shares which can be sold, so that the number of shares sold by a person (or persons whose sales are aggregated), within any three-month period does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock (beginning on the 91st day immediately after the Offerings) or the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.

     The Company intends to (i) cause the Huizenga Registration Statement, registering the Huizenga Class A Shares, to be filed and declared effective at or immediately after the effective date of this Registration Statement, and (ii) maintain the continued effectiveness of the Huizenga Registration Statement, including filings of post-effective amendments, in connection with the sale of Huizenga Class A Shares from time to time on a continuous basis. Mr. Huizenga has agreed not to sell any shares of Common Stock held by him for a period of 180 days from the date of this Prospectus without the consent of the Underwriters, subject to certain exceptions, including pursuant to a foreclosure by a lender on a loan for which shares of Class A Common Stock have been pledged as collateral.

     The Company also intends to file a registration statement under the Securities Act to register an aggregate of 2,600,000 shares reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act, subject to vesting requirements and the lock-up agreements described above.

     Prior to the Offerings, there has been no established trading market for the Class A Common Stock, and no prediction can be made as to the effect that sales of Class A Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Class A Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate.

                                  UNDERWRITING

     Subject to the terms and subject to the conditions of the Underwriting Agreement dated the date hereof, the Underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 2,700,000 shares of Class A Common Stock. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                               UNDERWRITER                              NUMBER OF SHARES
    ------------------------------------------------------------------  ----------------
    Donaldson, Lufkin & Jenrette Securities Corporation...............
    Raymond James & Associates, Inc...................................
                                                                            ---------
              Total...................................................      2,700,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby in connection with the Initial Public Offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Class A Common Stock offered in the Initial Public Offering if any such shares are purchased.

     The Underwriters propose to offer 2,700,000 shares of Class A Common Stock directly to the public at the Initial Public Offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $     per share under the
Initial Public Offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 405,000 shares of Class A Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Initial Public Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     Subject to certain exceptions, the Company and its directors and officers have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of the underwriters offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Prior to the Offerings, there has not been any public market for the Class A Common Stock of the Company. Consequently, the Initial Public Offering price for the shares of Class A Common Stock of the Company included in the Initial Public Offering has been determined by negotiations between the Company and the Representatives principally based on the cost of Mr. Huizenga's investment in the Company. Other factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenue and earnings of the Company, the prospects for the growth of the Company's revenue and earnings.

     The closing of the Concurrent Offering is conditioned upon the closing of the Initial Public Offering. The price of the shares offered to the Concurrent Purchasers in the Concurrent Offering is equal to the Initial

Public Offering price less underwriting discounts and commissions plus the Placement Agents fee. The Placement Agents in connection with the Concurrent Offering will be paid a fee of $0.35 per share (assuming a Concurrent Offering price of $9.65 per share) for each share sold in the Concurrent Offering in consideration for the provision of certain advisory services and for acting as the Company's Placement Agents. The Placement Agents will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act.

     At the request of the Company, certain shares of Common Stock offered in the Initial Public Offering have been reserved for sale to existing Panthers' season ticketholders and employees of the Company and its affiliates. The price of such shares to such persons will be the Initial Public Offering price set forth on the cover of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered to the general public in the Initial Public Offering at the offering price set forth on the cover of this Prospectus.

                                 LEGAL MATTERS

     The validity of shares of the Class A Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Class A Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, 14th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web Site (http://www.sec.gov.) that contains reports, proxy statements and other information filed by the Company.

                         INDEX TO FINANCIAL STATEMENTS

THE REGISTRANT --
FLORIDA PANTHERS HOLDINGS, INC.

                                                                                       PAGE
                                                                                       -----
The balance sheet of Florida Panthers Holdings, Inc. as of July 3, 1996 consisting of deferred offering costs and accrued expenses of $500,000 and common stock subscriptions receivable of $500,000, has not been presented as it is not considered meaningful.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Introduction to Unaudited Pro Forma Financial Information............................  F-2
Unaudited Pro Forma Balance Sheet....................................................  F-3
Unaudited Pro Forma Statements of Operations.........................................  F-4
Notes to Unaudited Pro Forma Financial Information...................................  F-5
BUSINESSES TO BE ACQUIRED --
  FLORIDA PANTHERS HOCKEY CLUB, LTD.
Report of Independent Certified Public Accountants...................................  F-6
Balance Sheets as of June 30, 1995 and 1996..........................................  F-7
Statements of Operations
  For the years ended June 30, 1994, 1995 and 1996...................................  F-8
Statement of Partners' Deficit
  For the years ended June 30, 1994, 1995 and 1996...................................  F-9
Statements of Cash Flows
  For the years ended June 30, 1994, 1995 and 1996...................................  F-10
Notes to Financial Statements........................................................  F-11
THE DECOMA ENTITIES
Report of Independent Certified Public Accountants...................................  F-18
Report of Independent Certified Public Accountants...................................  F-19
Combined Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996...........  F-20
Combined Statements of Income
  For the period from January 1, 1994 to August 5, 1994, the period from August 6,
  1994 to December 31, 1994, the year ended December 31, 1995 and the six month periods ended June 30, 1995 and 1996...............................................  F-21
Combined Statement of Shareholder's Equity
  For the period from January 1, 1994 to August 5, 1994, the period from August 6,
  1994 to December 31, 1994, the year ended December 31, 1995 and the six month period ended June 30, 1996.........................................................  F-22
Combined Statements of Cash Flows
  For the period from January 1, 1994 to August 5, 1994, the period from August 6,
  1994 to December 31, 1994, the year ended December 31, 1995 and the six month periods ended June 30, 1995 and 1996...............................................  F-23
Notes to Combined Financial Statements...............................................  F-24

                        FLORIDA PANTHERS HOLDINGS, INC.

                                INTRODUCTION TO
                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

GENERAL

     The following Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1996 and the Unaudited Pro Forma Statements of Operations for the year ended June 30, 1996 reflect adjustments to Florida Panthers Hockey Club, Ltd. and the Decoma Entities historical financial position and results of operations to give effect to the transactions discussed below as if such transactions had been consummated at June 30, 1996, or at the beginning of the period presented.

     Florida Panthers Holdings, Inc. (the "Corporation") was formed on July 3, 1996 to enter into an exchange agreement which will be consummated only upon the closing of a proposed initial public offering (the "Offering") of the Corporation's Class A Common Stock. Pursuant to the exchange agreement, the Corporation will acquire all of the partnership interest of the Florida Panthers Hockey Club, Ltd. (the "Partnership") in exchange for 4,149,710 shares of its Class A Common Stock and 255,000 shares of its Class B Common Stock. Additionally, the Corporation will acquire all of the outstanding stock of Decoma Investment, Inc. I (formerly BIL Development, Inc.), and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation), (collectively, "the Decoma Entities") in exchange for 870,968 shares of its Class A Common Stock.

     The Partnership and the Decoma Entities are 100% owned by H. Wayne Huizenga ("HWH"). After the exchange agreements are consummated and the Corporation closes its initial public offering, HWH will control the Corporation. The transactions will be accounted for on a historical cost basis in a manner similar to a pooling of interests.

     The pro forma financial statements have been prepared by the Corporation based on the audited financial statements of the Partnership and the Decoma Entities as required under the Securities Act, which financial statements are included elsewhere in this Prospectus. These pro forma financial statements are not intended to be indicative of the results that would have occurred on the dates indicated or which may be realized in the future.

THE OFFERING

     The pro forma financial statements reflect the Offering and the application of the net proceeds therefrom, as if the Offering had occurred on June 30, 1996, or at the beginning of the period presented, as applicable. See "Use of Proceeds."

                        FLORIDA PANTHERS HOLDINGS, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 30, 1996

                                 FLORIDA                                    PRO FORMA
                                 PANTHERS                                    FOR THE
                                  HOCKEY       THE DECOMA                  CONTRIBUTION                    PRO FORMA
                                CLUB, LTD.      ENTITIES                      OF THE                      AS ADJUSTED
                                  ACTUAL         ACTUAL      ACQUISITION      DECOMA       OFFERING         FOR THE
                               PRO FORMA(A)   PRO FORMA(B)   ADJUSTMENTS     ENTITIES     ADJUSTMENTS      OFFERING
                               ------------   ------------   -----------   ------------   -----------     -----------
                                                                   (IN THOUSANDS)
                                                       ASSETS
Current Assets:
  Cash and equivalents.......    $    373        $   92                      $    465      $  67,300(c)     $22,577
                                                                                             (45,188)(d)
  Accounts receivable........       2,857           331         $ (69)(e)       3,119                         3,119
  Prepaid expenses and
     other...................         172                                         172                           172
                                  -------          ----          ----         -------        -------        -------
          Total current
            assets...........       3,402           423           (69)          3,756         22,112         25,868
Property and equipment,
  net........................         972                                         972                           972
Franchise cost, net..........      22,489                                      22,489                        22,489
Player contract acquisition
  costs, net.................       6,507                                       6,507                         6,507
Capitalized signing
  bonuses....................       4,674                                       4,674                         4,674
Investment in Miami Arena
  operating contract.........                     8,886                         8,886                         8,886
Other Assets.................         352           124                           476                           476
                                  -------          ----          ----         -------        -------        -------
          Total assets.......    $ 38,396        $9,433         $ (69)       $ 47,760      $  22,112        $69,872
                                  =======          ====          ====         =======        =======        =======
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Deferred revenue...........    $    988                                    $    988                       $   988
  Accounts payable and
     accrued expenses........       2,235        $  147         $ (69)(e)       2,313           (188)(d)      2,125
  Related party debt.........      20,000                                      20,000        (20,000)(d)
  Current portion of signing
     bonuses payable.........       2,167                                       2,167                         2,167
  Other......................                     2,146                         2,146                         2,146
                                  -------          ----          ----         -------        -------        -------
          Total current
            liabilities......      25,390         2,293           (69)         27,614        (20,188)         7,426
Long-Term Debt...............      25,000                                      25,000        (25,000)(d)
Deferred Compensation........       1,867                                       1,867                         1,867
Signing Bonuses Payable......       1,410                                       1,410                         1,410
Shareholders' Equity.........     (15,271)        7,140                        (8,131)        67,300(c)      59,169
                                  -------          ----          ----         -------        -------        -------
          Total liabilities
            and shareholders'
            equity...........    $ 38,396        $9,433         $ (69)       $ 47,760      $  22,112        $69,872
                                  =======          ====          ====         =======        =======        =======

                        FLORIDA PANTHERS HOLDINGS, INC.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 1996

                                                                         PRO FORMA
                                 FLORIDA                                  FOR THE
                                 PANTHERS                               CONTRIBUTION                  PRO FORMA
                                  HOCKEY     THE DECOMA                    OF THE                    AS ADJUSTED
                                CLUB, LTD.    ENTITIES    ACQUISITION      DECOMA       OFFERING       FOR THE
                                  ACTUAL       ACTUAL     ADJUSTMENTS     ENTITIES     ADJUSTMENTS    OFFERING
                                ----------   ----------   -----------   ------------   -----------   -----------
                                                                 (IN THOUSANDS)
Revenue:
  Tickets.....................   $  23,226     $                          $ 23,226                    $  23,226
  Television and radio........       5,141                                   5,141                        5,141
  Advertising and
     promotions...............       2,192                                   2,192                        2,192
  NHL Enterprise Rights.......         885                                     885                          885
  Arena operations............                  1,463        $(381)(f)       1,082                        1,082
  Other.......................       1,561                                   1,561                        1,561
                                  --------     ------        -----        --------                     --------
          Total revenue.......      33,005      1,463         (381)         34,087                       34,087
                                  --------     ------        -----        --------                     --------
Cost of Revenue:
  Team operations.............      32,639                    (381)(f)      32,258                       32,258
  Ticketing and arena
     operations...............       3,700                                   3,700                        3,700
  Selling, general and
     administrative...........       7,814        557                        8,371                        8,371
                                  --------     ------        -----        --------                     --------
          Total cost of
            revenue...........      44,153        557         (381)         44,329                       44,329
                                  --------     ------        -----        --------                     --------
                                   (11,148)       906                      (10,242)                     (10,242)
Amortization of Player
  Contracts...................      (8,505)                                 (8,505)                      (8,505)
Amortization of NHL Franchise
  and Other...................        (640)                                   (640)                        (640)
Depreciation..................        (282)      (314)                        (596)                        (596)
                                  --------     ------        -----        --------                     --------
Operating Income (loss).......     (20,575)       592                      (19,983)                     (19,983)
Interest, net.................      (4,908)                                 (4,908)      $ 5,030(g)         122
Minority Interests............                   (358)         260(b)          (98)                         (98)
                                  --------     ------        -----        --------        ------       --------
Net Income (loss).............   $ (25,483)    $  234        $ 260        $(24,989)      $ 5,030      $ (19,959)
                                  ========     ======        =====        ========        ======       ========
Pro Forma Net Loss Per
  Share.......................   $   (5.79)                               $  (4.74)                   $   (1.59)
                                  ========                                ========                     ========
Pro Forma Weighted Average
  Shares Outstanding..........       4,405                                   5,276                       12,576
                                  ========                                ========                     ========

                        FLORIDA PANTHERS HOLDINGS, INC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

- ---------------

(a) Reflects the pro forma capitalization of the Corporation giving effect to the Recapitalization (excluding the contribution of the Decoma Interests), as if it occurred on June 30, 1996.
(b) Reflects the pro forma capitalization of the Decoma Entities giving effect to their proposed increase in ownership of the Decoma Venture joint venture to 99% and the related decrease in the minority interests' share of net income.
(c) Reflects the receipt of the net proceeds to the Company from the sale of 7,300,000 shares of Class A Common Stock in the Offerings (at an assumed Initial Public Offering price of $10.00 per share and assumed Concurrent Offering price of $9.65 per share and after deducting underwriting discounts and commissions, Placement Agent fee and other estimated offering expenses).
(d) Reflects the use of the net proceeds of the Offerings to repay borrowings and accrued interest under the long-term debt and the Related party debt.
(e) Represents the elimination of amounts receivable by the Decoma Entities from the Panthers.
(f) Represents the elimination of seat use fees paid by the Panthers to the Decoma Entities.
(g) Represents the elimination of interest expense related to the term loan and the Related party debt which will be repaid as discussed in note (d) above.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Florida Panthers Hockey Club, Ltd.:

     We have audited the accompanying balance sheets of Florida Panthers Hockey Club, Ltd. as of June 30, 1995 and 1996 and the related statements of operations, partners' deficit and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Club's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Panthers Hockey Club, Ltd. as of June 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
  August 9, 1996 (except with
respect to the matter
discussed in the first
paragraph of Note 7, as to
which the date is September
13, 1996).

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                                 BALANCE SHEETS


                                                                              JUNE 30, 1996
                                                           JUNE 30,     -------------------------
                                                             1995       HISTORICAL     PRO FORMA
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current Assets:
  Cash and equivalents..................................  $ 1,216,071   $   373,415   $   373,415
  Accounts receivable...................................    1,249,468     2,857,004     2,857,004
  Prepaid expenses and other............................      247,342       172,144       172,144
                                                          -----------   -----------   -----------
          Total current assets..........................    2,712,881     3,402,563     3,402,563
Property and Equipment, at cost:
  Leasehold improvements................................      721,299       792,521       792,521
  Equipment.............................................      682,934       745,059       745,059
  Furniture and fixtures................................      179,697       186,759       186,759
  Less -- Accumulated depreciation and amortization.....     (470,233)     (752,336)     (752,336)
                                                          -----------   -----------   -----------
          Property and equipment, net...................    1,113,697       972,003       972,003
                                                          -----------   -----------   -----------
Franchise Cost, net of accumulated amortization of
  $1,215,600 and $1,823,400 in 1995 and 1996,
  respectively..........................................   23,096,400    22,488,600    22,488,600
Player Contract Acquisition Costs, net of accumulated
  amortization of $10,676,045 and $19,180,845 in 1995
  and 1996, respectively................................   15,011,955     6,507,155     6,507,155
Capitalized Signing Bonuses, net of accumulated
  amortization of $837,083 and $3,088,750 in 1995 and
  1996, respectively....................................    1,137,917     4,673,750     4,673,750
Other Assets............................................      429,746       352,191       352,191
                                                          -----------   -----------   -----------
          Total assets                                    $43,502,596   $38,396,262   $38,396,262
                                                          ===========   ===========   ===========
                                LIABILITIES AND PARTNERS' DEFICIT
Current Liabilities:
  Deferred revenue......................................  $ 3,916,795   $   987,624   $   987,624
  Note payable-related party............................   22,226,388    40,171,756            --
  Accounts payable and accrued expenses.................    1,276,427     2,235,243     2,235,244
  Related party debt (Note 5)...........................   20,000,000    20,000,000    20,000,000
  Current portion of signing bonuses payable............      400,000     2,167,500     2,167,500
                                                          -----------   -----------   -----------
          Total current liabilities.....................   47,819,610    65,562,123    25,390,368
                                                          -----------   -----------   -----------
Long-Term Debt (Note 5).................................   25,000,000    25,000,000    25,000,000
Deferred Compensation...................................      532,600     1,866,899     1,866,899
Signing Bonuses Payable.................................      110,000     1,410,000     1,410,000
Commitments and Contingencies (Notes 3 and 7)
Partners' Deficit, net..................................  (29,959,614)  (55,442,760)           --
Pro Forma Shareholder's Equity (Note 1):
  Class A common stock, $.01 par value, 100,000,000
     shares authorized and 4,149,710 shares issued and
     outstanding........................................           --            --        41,497
  Class B common stock, $.01 par value, 10,000,000
     shares authorized and 255,000 shares issued and
     outstanding........................................           --            --         2,550
  Contributed capital...................................           --            --   (15,315,052)
                                                          -----------   -----------   -----------
          Total pro forma shareholder's equity..........           --            --   (15,271,005)
                                                          -----------   -----------   -----------
          Total liabilities and partners' deficit         $43,502,596   $38,396,262   $38,396,262
                                                          ===========   ===========   ===========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                            STATEMENTS OF OPERATIONS

                                                                YEAR ENDED JUNE 30,
                                                   ----------------------------------------------
                                                       1994             1995             1996
                                                   ------------     ------------     ------------
Revenue:
  Tickets........................................  $ 14,784,070     $  9,558,997     $ 23,226,043
  Television and radio...........................     3,163,015        3,717,510        5,140,409
  Advertising and promotions.....................     1,533,900        1,296,898        2,192,383
  NHL Enterprise rights..........................       761,000          846,000          885,000
  Other, primarily arena concessions.............     1,439,700          911,833        1,560,988
                                                   ------------     ------------     ------------
          Total revenue..........................    21,681,685       16,331,238       33,004,823
                                                   ------------     ------------     ------------
Cost of Revenue:
  Team operations................................    17,691,042       15,652,321       32,638,550
  Ticketing and arena operations.................     2,498,129        1,742,492        3,700,172
  Selling, general and administrative............     5,512,183        5,350,998        7,814,115
                                                   ------------     ------------     ------------
          Total cost of revenue..................    25,701,354       22,745,811       44,152,837
                                                   ------------     ------------     ------------
                                                     (4,019,669)      (6,414,573)     (11,148,014)
                                                   ------------     ------------     ------------
Amortization of Player Contracts.................    (5,592,189)      (5,083,856)      (8,504,800)
Amortization of NHL Franchise and Other..........      (639,943)        (639,943)        (639,943)
Depreciation.....................................      (211,768)        (256,194)        (282,103)
                                                   ------------     ------------     ------------
Operating Loss...................................   (10,463,569)     (12,394,566)     (20,574,860)
                                                   ------------     ------------     ------------
Other Income (Expense):
  Interest income................................        64,743           37,571          121,863
  Interest expense...............................    (2,526,751)      (3,740,534)      (5,030,149)
                                                   ------------     ------------     ------------
                                                     (2,462,008)      (3,702,963)      (4,908,286)
                                                   ------------     ------------     ------------
Net Loss.........................................  $(12,925,577)    $(16,097,529)    $(25,483,146)
                                                   ============     ============     ============
Pro Forma Net Loss Per Share, unaudited (Note
  3).............................................                                    $      (5.79)
                                                                                     ============
Pro Forma Shares Outstanding, unaudited (Note
  3).............................................                                       4,404,710
                                                                                     ============

  The accompanying notes to financial statements are an integral part of these statements.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                         STATEMENT OF PARTNERS' DEFICIT

                                                                        FLORIDA
                                                                        PANTHERS
                                                        H. WAYNE      HOCKEY CLUB,
                                                        HUIZENGA          INC.           TOTAL
                                                      ------------    ------------    ------------
Balance, July 1, 1993...............................  $   (927,143)    $   (9,365)    $   (936,508)
  Net loss..........................................   (12,796,321)      (129,256)     (12,925,577)
                                                      ------------      ---------     ------------
Balance, June 30, 1994..............................   (13,723,464)      (138,621)     (13,862,085)
  Net loss..........................................   (15,936,554)      (160,975)     (16,097,529)
                                                      ------------      ---------     ------------
Balance, June 30, 1995..............................   (29,660,018)      (299,596)     (29,959,614)
  Net loss..........................................   (25,228,315)      (254,831)     (25,483,146)
                                                      ------------      ---------     ------------
Balance, June 30, 1996..............................  $(54,888,333)    $ (554,427)    $(55,442,760)
                                                      ============      =========     ============

  The accompanying notes to financial statements are an integral part of these statements.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                            STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED JUNE 30,
                                                       ------------------------------------------
                                                           1994           1995           1996
                                                       ------------   ------------   ------------
Cash Flows from Operating Activities:
  Net loss...........................................  $(12,925,577)  $(16,097,529)  $(25,483,146)
  Adjustments to reconcile net loss to net cash used
     in operating activities --
     Depreciation and amortization...................     6,443,900      5,979,993      9,394,703
     Deferred compensation...........................       169,186        363,414      1,334,298
  Changes in operating assets and liabilities --
     Accounts receivable.............................    (1,321,790)        72,322     (1,607,536)
     Prepaid expenses and other......................      (220,453)       (52,715)       152,753
     Capitalized signing bonuses.....................      (640,000)      (497,917)    (3,535,833)
     Other assets....................................      (607,857)       (55,227)            --
     Deferred revenue................................    (4,544,681)      (574,570)    (2,929,171)
     Accounts payable and accrued expenses...........     1,402,557        388,667        958,817
     Signing bonuses payable.........................       640,000       (130,000)     3,067,500
                                                       ------------   ------------   ------------
          Net cash used in operating activities......   (11,604,715)   (10,603,562)   (18,647,615)
                                                       ------------   ------------   ------------
Cash Flows from Investing Activities:
  Capital expenditures...............................    (1,275,520)      (160,799)      (140,409)
                                                       ------------   ------------   ------------
     Net cash used in investing activities...........    (1,275,520)      (160,799)      (140,409)
                                                       ------------   ------------   ------------
Cash Flows from Financing Activities:
  Payments on note payable -- related party..........    (5,500,000)    (7,200,000)    (3,500,000)
  Proceeds from note payable -- related party........    10,749,197     17,733,120     21,445,368
                                                       ------------   ------------   ------------
     Net cash provided by financing activities.......     5,249,197     10,533,120     17,945,368
     Net decrease in cash and equivalents............    (7,631,038)      (231,241)      (842,656)
Cash and Equivalents:
  Balance, beginning of period.......................     9,078,350      1,447,312      1,216,071
                                                       ------------   ------------   ------------
  Balance, end of period.............................  $  1,447,312   $  1,216,071   $    373,415
                                                       ============   ============   ============
Supplemental Cash Flow Information:
  Cash paid during the year for Interest.............  $  2,510,119   $  3,460,522   $  3,750,456
                                                       ============   ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                         NOTES TO FINANCIAL STATEMENTS
                          JUNE 30, 1994, 1995 AND 1996

(1)  ORGANIZATION AND BASIS OF PRESENTATION

  (a) General

     Florida Panthers Hockey Club, Ltd. ("Limited" or the "Club") is a Florida limited partnership which owns and operates the Florida Panthers Hockey Club. Florida Panthers Hockey Club, Inc. ("FPI"), a Florida corporation, is the general partner of Limited. Both were formed by H. Wayne Huizenga ("HWH") on December 2, 1992.

     On December 22, 1992, the National Hockey League ("NHL") adopted the 1993 Modified NHL Plan of Sixth Expansion. On April 1, 1993, Limited entered into an Expansion Membership Agreement with the NHL.

  (b) Proposed Initial Public Offering and Proposed Reorganization

     The Club has entered into a proposed plan of reorganization which will be consummated only upon the closing of a proposed initial public offering of the Class A common stock of Florida Panthers Holdings Inc., a newly formed Florida Corporation (the "Corporation"). Immediately prior to the proposed public offering, HWH will contribute the Club's Note Payable-Related Party (including anticipated accrued interest at the time of conversion) to the partnership, followed by an exchange of all of the partnership interests for 4,149,710 shares of the Corporation's Class A common stock and 255,000 shares of the Corporation's Class B common stock (the "Recapitalization"). Accordingly, the operations of the Club will henceforth be performed by the Corporation. This exchange will be accounted for on a historical cost basis in a manner similar to a pooling of interests and has been reflected in the accompanying pro forma balance sheet at June 30, 1996.

     In addition, immediately prior to the proposed public offering, the Corporation will acquire all of the outstanding stock of Decoma Investment, Inc. I (formerly, BIL Development, Inc.) and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) (collectively, the "Decoma Entities") in exchange for 870,968 shares of its Class A common stock. As the Decoma entities are wholly-owned by HWH, this transaction will be accounted for on a historical cost basis in a manner similar to a pooling of interests.

(2)  PARTNERSHIP ACTIVITIES

     Partnership interests of Limited (collectively, the "Partners") from inception through June 30, 1996 are summarized as follows:

        General Partner -- FPI.................................................    1%
        Limited Partner -- HWH.................................................   99
                                                                                 ---
                                                                                 100%
                                                                                 ===

     Cash requirements for operating and other activities of the Club are funded by the Partners and net loss is allocated in accordance with the terms of the Amended and Restated Partnership Agreement dated April 5, 1993.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Pro Forma Net Loss Per Share

     Pro forma net loss per share is calculated assuming that the 4,404,710 shares of the Corporation's common stock to be outstanding upon consummation of the Recapitalization described in Note 1 were outstanding at the beginning of the period presented.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

  (b) Cash and Equivalents

     Cash and equivalents consist primarily of cash in banks and highly-liquid investments with original maturities of 90 days or less.

  (c) Note Payable -- Related Party

     Note payable-related party represents a short-term borrowing of cash required for working capital from HWH. Such note bears interest at prime (8.25% at June 30, 1996) and is required to be repaid on demand.

  (d) Property and Equipment

     Property and equipment is recorded at cost. Depreciation and amortization have been computed using the straight-line method over the following estimated useful lives:

                                                                                YEARS
                                                                                -----
        Leasehold improvements................................................  5-20
        Furniture, fixtures and equipment.....................................   5-7

  (e) Franchise Costs

     The Club was required to pay a $50,000,000 franchise fee to the NHL, of which $25,688,000 was allocated to the contracts of players selected in the 1993 expansion draft. The allocation was based upon the fair value of the player contracts acquired as determined by an independent appraisal firm. The portion allocable to player contracts is being amortized on a straight-line basis over the estimated useful lives of the contracts which has been determined to be approximately 6 years. The remaining portion of the franchise fee is classified as Franchise costs in the accompanying balance sheets and is being amortized on a straight-line basis over a 40 year life. For the fiscal years ended June 30, 1994, 1995 and 1996, the Club amortized $5,592,189, $5,083,856 and $8,504,800, respectively, in player contract acquisition costs. The amortization for the fiscal years ended June 30, 1994, 1995 and 1996 includes $1,469,971, $961,638 and $4,899,630 respectively, related to the write-off of unamortized player contract costs due to the outright release of certain players and the write-downs of contracts of active players to reflect reductions in remaining value.

     The Club accounts for trades of player contracts as like-kind exchanges, whereby the recorded basis of the contract of the acquired player(s) is equal to the net book value of the contract of the traded player(s) plus or minus any cash consideration.

     The Club continually evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets, such as franchise cost and player contract acquisition costs, may warrant revision or that the remaining balance of the intangible asset may not be recoverable. If factors indicate that the franchise cost or player contract acquisition costs may be impaired, the Club uses an estimate of the remaining value of the franchise rights or the individual player's contract in measuring whether the intangible asset is recoverable. Unrecoverable amounts are charged to operations in the applicable period.

     The Club is required to implement the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in its fiscal year ended June 30, 1997. As the Club currently continually evaluates the realizability of its long-lived assets, adoption of the statement is not anticipated to have a material effect on the Company's financial statements at the date of adoption.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

  (f) Player Contract Costs

     Player contract costs are expensed in the year paid. Signing bonuses are amortized over the life of the player contract. Such signing bonuses expensed totaled approximately $220,000, $617,000 and $2,251,700 in the years ended June 30, 1994, 1995 and 1996 respectively, and have been included in Team operations in the accompanying statements of operations.

     Employment contracts with certain players require future compensation under certain circumstances. Generally, these contracts are executory in nature; accordingly, related payments are charged to operations over the contract playing seasons.

     The Club has obtained disability insurance policies for several of its players under multi-year contracts. Benefits would become payable after thirty consecutive games were missed by the insured player. The policies provide payment of a portion of the player's salary for the remaining term of the contract or until the player can resume playing.

  (g) Deferred Revenue

     Deferred revenue as of June 30, 1994, 1995 and 1996 consists primarily of payments for ticket purchases for the respective upcoming seasons. Ticket revenue is recognized as the underlying games are played.

  (h) Income Taxes

     Limited, as a partnership, is not subject to income taxes. Accordingly, no income tax provision or benefit has been recognized in the accompanying financial statements. On a pro forma basis (see Note 1), the Corporation would have no income tax provision due to the Club's losses.

     The Corporation, as of the date of the Recapitalization, will adopt the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and net operating loss carryforwards to the extent that the realization of said benefits is "more likely than not". The adoption of SFAS No. 109 is not expected to have a material impact on the financial position or results of operations of the Corporation.

  (i) Concession Agreement

     Certain unrelated third party companies have the rights, at home games, to sell consumable and non-consumable concessions. These rights were granted by Leisure Management Miami, Inc. ("LMMI"), the manager of the Miami Arena (the "Arena"). The Club is entitled to effectively receive amounts ranging from 7% to 35% of the hockey net consumable and non-consumable concessions income. The Club recorded $763,651, $363,401 and $832,303 for the years ended June 30, 1994, 1995 and 1996 respectively, in hockey net consumable and non-consumable concessions income. Such amounts have been included as a component of Other revenue in the accompanying statements of operations.

  (j) Television and Radio Agreements

     In August 1996, the Club entered into a letter of intent with SportsChannel Florida ("SportsChannel") for the local broadcast of the Panthers' games. HWH currently owns 50% of SportsChannel and he holds an option to purchase an additional 20% ownership interest of SportsChannel. Under the terms of this letter of intent, the Company shall grant to SportsChannel broadcast rights (other than radio broadcast rights) to all of the Panthers' pre-season, regular season and certain post-season away games during the 1996-97 season. The letter of intent may be extended for an additional season upon notice by the Club. The obligations of the Club

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

and SportsChannel are subject to the negotiation of a definitive agreement. There can be no assurance that the Club and SportsChannel will enter into a definitive agreement.

     In addition, the Club entered into a letter of intent with Sunshine Wireless Company Inc. ("Sunshine") for the local radio broadcast of all of the Panthers' games. Under the terms of this letter of intent, Sunshine will have local radio broadcast rights to all of the Panthers' pre-season, regular season and post-season games during the 1996-97 season.

  (k) Advertising Agreements

     The Club has entered into multi-year agreements with several sponsors for advertising and promotional activities. Such agreements expire at various dates through June 30, 1998. The Club recognizes this revenue on a pro-rata basis over the term of the underlying agreements.

  (l) Fair Value of Financial Instruments

     As of June 30, 1995 and 1996, the carrying amount of cash and equivalents, accounts receivable, note payable-related party, accounts payable and accrued expenses and long-term debt are reflected in the financial statements at cost which approximates fair value.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Presentation

     Certain amounts in the accompanying financial statements have been reclassified to conform with the current year presentation.

  (o) Stock-Based Compensation

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". Under the provisions of SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25. However, if the provisions of APB No. 25 are continued, pro forma disclosures of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value method had been applied. The Corporation intends to recognize compensation costs under the provisions of APB No. 25, and upon adoption of SFAS No. 123 as of July 1, 1996, will provide the expanded disclosure required by SFAS No. 123. As of August 9, 1996, a stock option plan had not yet been formalized.

(4)  RELATED PARTY TRANSACTIONS

     During the year ended June 30, 1994, certain private corporate aircraft owned by Huizenga Holdings, Inc. ("HHI", a corporation whose sole shareholder is HWH) and its subsidiaries were leased by the Club. To the extent that such aircraft was used by Club employees, the actual operating and overhead costs related to such aircraft was charged back to the Club based on its pro-rata share of flight hours used during any given month. The Club incurred $94,613 of such charges in the year ended June 30, 1994. No such related party charges were incurred during the years ended June 30, 1995 and 1996.

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

     During fiscal 1995, HWH purchased an ownership interest in LMMI through which HWH obtained operational control of the Arena, subject to prior contractual restrictions.

     The Club pays a management fee to HHI equal to 1% of total revenue, excluding all NHL national television revenue and NHL Enterprise rights. Such fees totaled $193,576, $132,339 and $293,239 for the years ended June 30, 1994, 1995 and 1996, respectively, and are reflected as a component of Selling, general and administrative expenses in the accompanying statements of operations.

     During 1994, 1995 and 1996, the Club incurred interest expense of $1,364,624, $2,306,986 and $3,448,136, respectively, to related parties.

(5)  RELATED PARTY AND LONG-TERM DEBT

     In June 1993, Limited entered into a $25,000,000 revolving credit facility with a bank for the purpose of financing a portion of the $50,000,000 NHL franchise fee and to obtain working capital for use by Limited. The credit facility was subsequently converted to a $25,000,000 term loan. The Club is required to make quarterly interest payments through June 30, 1997 and quarterly principal and interest payments commencing July 1, 1997 and expiring May 31, 2001. The interest rate is LIBOR plus .75 percent per annum (6.34% at June 30, 1996).

     In connection with this term loan, the Club is required to maintain compliance with certain financial and other covenants. Substantially all of the assets of the Club have been pledged as collateral and HWH has provided a guaranty of the obligations related to this term loan.

     In June 1993, Limited entered into an agreement with an affiliate, Panthers Investment Venture ("PIV"), whereby Limited borrowed $20,000,000 bearing interest at LIBOR plus .75 percent per annum (6.34% at June 30, 1996). This note was issued contemporaneously with and with terms similar to a promissory note issued by PIV to a bank. PIV was a joint venture between HWH and Blockbuster Entertainment Corporation ("BEC"). However, during fiscal 1996, the terms of the joint venture agreement were modified such that BEC was no longer a party to the venture. PIV's note payable to the bank is guaranteed by HWH. This note is subordinated to the $25,000,000 term loan discussed above and the Club is required to make monthly interest payments until the note becomes payable on September 1, 1996.

     The Club paid a commitment fee of $225,000 in connection with disbursements under these long-term debt arrangements. This amount has been capitalized as Other assets in the accompanying balance sheets and is being amortized over the period of the debt.

     The Club has entered into a series of interest rate swap agreements which synthetically fix the interest rates on the long-term debt agreements at 5.19% and 4.85% for the $25,000,000 term loan and the $20,000,000 PIV note payable, respectively. The Club accounts for these agreements as a hedge against the risk of future increases in interest rates. For the years ended June 30, 1994, 1995 and 1996 the Club recognized net interest (expense) income of ($143,075), $265,930 and $353,474 respectively, as a result of entering into these interest rate swap agreements.

     As of June 30, 1996, the scheduled principal payments on the outstanding debt are as follows:

1997............................................................................  $20,000,000
1998............................................................................    2,500,000
1999............................................................................    2,500,000
2000............................................................................    2,500,000
Thereafter......................................................................   17,500,000
                                                                                  -----------
          Total.................................................................  $45,000,000
                                                                                  ===========

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

(6)  EMPLOYEE BENEFIT PLANS

     The Club's NHL Hockey players are covered under the NHL Club Pension Plan and Trust (the "Plan") which is administered by the NHL and represents a multi-employer defined contribution plan. The Club contributions to the Plan totaled $183,564, $89,379 and $179,606 for the years ended June 30, 1994, 1995 and 1996, respectively. Such contributions are included in Team operations in the accompanying statements of operations.

     Certain of the Club's employees are participants in a 401(k) Savings and Retirement Plan (the "401(k)"), a defined contribution plan for non-players. The 401(k) is available to employees over the age of 21 with at least one year of service who work a minimum of 1,000 hours per year. Game day arena employees are ineligible to participate in the 401(k). The Club may match a discretionary percentage of the amount contributed by the participant up to a limit of 6% of annual compensation. Employees may contribute up to 10% of their annual compensation. Participants are automatically vested in compensation deferrals. Vesting in Club matching contributions is at the rate of 20% after one year of plan participation, 40% after two years, 60% after three years, 80% after four years and 100% after five years. The Club did not make a discretionary contribution in 1994, 1995 or 1996.

     Through March 31, 1995, the Club's employees other than players and coaches were covered under a self-insured group health plan sponsored by HHI. The Club fully reimbursed the third-party administrator for its actual billed cost, including the cost of all paid claims for all Club employees other than coaches and players. Beginning April 1, 1995 the Club obtained commercial insurance coverage to cover such employees' health care costs for which employees make partial contributions. Players and coaches are covered under the NHL Medical and Dental Plan administered by the NHL, for which the Club pays 100% of the premiums.

(7)  COMMITMENTS AND CONTINGENCIES

     Since its inception, the Club has been a party to a license agreement with LMMI for the use of the Arena, for its home games. In May 1996, the Company entered into an amendment to the lease for the Miami Arena (the "Lease Agreement"), extending the term of the lease (which was scheduled to expire at the end of the 1995-96 season) to July 31, 1998, with two one-year options for the 1998-99 season and the 1999-2000 season. The Lease Agreement contained substantially the same economic terms as the Miami Arena lease and was subject to approval of Miami Sports and Exhibition Authority ("MSEA"). In June 1996, MSEA rejected the Lease Agreement and demanded that the Panthers vacate the Miami Arena. Subsequently, the Company sought and obtained a preliminary injunction enjoining MSEA from taking actions to prevent the Panthers from utilizing the Miami Arena pursuant to the Lease Agreement. MSEA has indicated that it plans to appeal the decision rendered by the court. In the event MSEA is ultimately successful in its appeal, the Company will need to find and enter into a lease for an alternative playing site (within or outside of Florida) until such time as the Broward County Civic Arena is completed. There can be no assurance that the Company will be able to find and enter into a lease for an alternative playing site.

     The terms of the license and the related agreements provide for the Club to pay minimum rent of $9,000 per home game, a seat use charge of $.75 per ticket sold and 7.5% of gross ticket sales proceeds over $200,000 per season plus utilities, staffing and other operating expenses. For the years ended June 30, 1994, 1995 and 1996, rent expense for the lease of the Arena was $1,173,181, $729,382 and $1,787,795, respectively.

     The Club has entered into employment agreements with various player and non-player employees which expire at various dates through June of 1999. As of June 30, 1996, the terms of these employment agreements require future payments, excluding bonuses, as follows:

                       FLORIDA PANTHERS HOCKEY CLUB, LTD.

                                     FISCAL
          ------------------------------------------------------------
          1997........................................................  $17,757,121
          1998........................................................   11,351,083
          1999........................................................    2,013,049
                                                                        -----------
                                                                        $31,121,253
                                                                        ===========

     In June 1996, the Club entered into a license agreement for the use of the Broward County Civic Arena (the "Broward License Agreement"). In connection therewith, Broward County will receive revenue (the "County Preferred Revenue") from the operations of the Broward County Civic Arena for an amount to be determined concurrent with the issuance of the bonds. The Corporation has provided Broward County a guaranty pursuant to which the Corporation will be obligated to pay Broward County the County Preferred Revenue Obligation. The Corporation believes that the revenue generated from the operations of the Broward County Civic Arena will be sufficient to provide Broward County with the County Preferred Revenue. The Broward License Agreement commences upon the completion of construction of the Broward County Civic Arena, which is currently scheduled for October 1, 1998; however, the commencement of the Broward License Agreement may be deferred by the Club until the following NHL hockey season in the event the Broward County Civic Arena is completed between March 1 and July 1, 1999. Once commenced, the Broward License Agreement is for a term of 30 years, which may be extended for five year periods, subject to certain conditions, pursuant to options granted to the Club by Broward County.

     The Broward License Agreement entitles the Club to exclusive use of the Broward County Civic Arena during the playing of all its home games, and provides for nonexclusive use by the Club for practices and other team uses. Additionally, the License Agreement provides the Club with exclusive use of certain spaces within the Broward County Civic Arena to be used for a retail store, offices, a box office, a locker room and a training and weight room. The Broward License Agreement contains a use covenant which requires the Club to play all of its home games at the Broward County Civic Arena during the term of the Broward License Agreement.

     Pursuant to the Broward License Agreement, the Club is entitled to receive all revenues from the sale of (i) general seating ticket sales for its home games to be played at the Broward County Civic Arena, (ii) non-consumable concession items at the Broward County Civic Arena during its home games, (iii) items in the Club's retail store to be located within the Broward County Civic Arena, (iv) (in conjunction with and subject to the rights of the NHL) the rights to all television and radio and other media broadcasting rights for hockey related events at the Broward County Civic Arena, (v) advertising within or on certain designated locations at the Broward County Civic Arena during hockey related events and (vi) Panthers' related sponsorships or NHL league-wide sponsorships. In addition, the Club is entitled to receive the first $14 million of "net operating income" generated by the Broward County Civic Arena and 80% with Broward County receiving 20% of all net operating income generated by the Broward County Civic Arena in excess of $14 million. "Net operating income" is defined to include revenues from building naming rights fees, food and beverage concessions, parking, non-hockey related advertising and all other revenues generated from non-hockey related events offset by certain arena operating and financing costs.

     The Club is obligated to pay rent in the amount of $7,500 per home game played by the Panthers at the Broward County Civic Arena and to pay certain utility and event staffing expenses, but the combined amounts payable by the Club under the Broward License Agreement will not exceed 5% of the gross receipts from the sale of general seating tickets to the Panthers' home games.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of Decoma Investment, Inc. I (formerly,
  BIL Development, Inc.) and Decoma Investment, Inc. II
  (formerly, Linbeck Miami Corporation):

     We have audited the accompanying combined statements of income, shareholder's equity, and cash flows of Decoma Investment, Inc. I (formerly, BIL Development, Inc.), and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) (collectively, the "Decoma Entities") for the period from January 1, 1994 to August 5, 1994. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Decoma Investment, Inc. I (formerly, BIL Development, Inc.) and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) for the period from January 1, 1994 to August 5, 1994, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
  July 3, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of Decoma Investment, Inc. I (formerly,
  BIL Development, Inc.) and Decoma Investment, Inc. II
  (formerly, Linbeck Miami Corporation):

     We have audited the accompanying combined balance sheet of Decoma Investment, Inc. I (formerly, BIL Development, Inc.) and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) (collectively, the "Decoma Entities") as of December 31, 1994 and 1995, and the related combined statements of income, shareholder's equity and cash flows for the period from August 6, 1994 to December 31, 1994 and the year ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Decoma Investment, Inc. I (formerly, BIL Development, Inc.) and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) at December 31, 1994 and 1995, and the results of their operations and their cash flows for the period from August 6, 1994 to December 31, 1994 and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
  July 3, 1996.

                              THE DECOMA ENTITIES

                            COMBINED BALANCE SHEETS

                                                                                 JUNE 30, 1996
                                                       DECEMBER 31,         ------------------------
                                                  -----------------------                 PRO FORMA
                                                     1994         1995      HISTORICAL   (NOTE 1(B))
                                                  ----------   ----------   ----------   -----------
                                                                                  (UNAUDITED)
                                               ASSETS
Current Assets
  Cash and equivalents..........................  $  189,798  $  201,011    $   92,437   $    92,437
  Accounts receivable...........................     826,154     789,179       262,181       262,181
  Receivable from related party.................          --      68,650        68,742        68,742
                                                  ----------   ---------     ---------    ----------
          Total current assets..................   1,015,952   1,058,840       423,360       423,360
Investment in Miami Arena Operating Contract,
  net of accumulated amortization of $1,126,131,
  $1,436,315, $1,591,407 (unaudited) and
  $1,731,623 (unaudited) in 1994, 1995, 1996,
  and 1996 pro forma, respectively..............   7,624,948    7,314,761    7,159,669     8,885,907
Other assets....................................     125,436      130,961      123,683       123,681
                                                  ----------   ----------   ----------    ----------
          Total assets..........................  $8,766,336   $8,504,562   $7,706,712   $ 9,432,948
                                                  ==========   ==========   ==========    ==========
                                LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
  Accounts payable and accrued liabilities......  $  115,912   $  143,951   $  146,787   $   146,787
Minority interests..............................   3,381,562    3,267,333    2,820,501     2,146,306
                                                  ----------   ----------   ----------    ----------
Commitments and Contingencies (Notes 3 and 6)
Shareholder's equity............................   5,268,862    5,093,278    4,739,424     7,139,855
                                                  ----------   ----------   ----------    ----------
          Total liabilities and shareholder's
            equity..............................  $8,766,336   $8,504,562   $7,706,712   $ 9,432,948
                                                  ==========   ==========   ==========    ==========

The accompanying notes to combined financial statements are an integral part of these balance sheets.

                              THE DECOMA ENTITIES

                         COMBINED STATEMENTS OF INCOME

                                  PREDECESSOR
                                   (NOTE 1)                              THE COMPANIES
                                ---------------   -----------------------------------------------------------
                                  PERIOD FROM        PERIOD FROM                           SIX MONTHS ENDED
                                JANUARY 1, 1994    AUGUST 6, 1994                              JUNE 30,
                                      TO                 TO              YEAR ENDED       -------------------
                                AUGUST 5, 1994    DECEMBER 31, 1994   DECEMBER 31, 1995     1995       1996
                                ---------------   -----------------   -----------------   --------   --------
                                                                                              (UNAUDITED)
Arena Management Revenue......    $ 1,581,984         $ 675,756          $ 1,626,078      $924,488   $761,826
Operating Expenses
  Management fees.............         84,204            51,632              121,539        70,835     57,881
  General and
     administrative...........         73,565            41,986              114,584        54,471    388,264
  Depreciation and
     amortization.............         95,592           130,826              313,995       155,092    155,092
                                   ----------          --------           ----------      --------   --------
          Total operating
            expenses..........        253,361           224,444              550,118       280,398    601,237
                                   ----------          --------           ----------      --------   --------
          Net income before
            income taxes and
            minority
            interest..........      1,328,623           451,312            1,075,960       644,090    160,589
Minority interests............        774,233           235,482              683,590       424,384     98,949
                                   ----------          --------           ----------      --------   --------
Net income....................        554,390           215,830              392,370       219,706     61,640
Pro forma income tax provision
  (Note 5)....................        216,212            84,173              153,024        85,685     24,040
                                   ----------          --------           ----------      --------   --------
Pro forma net income after
  income taxes................    $   338,178         $ 131,657          $   239,346      $134,021   $ 37,600
                                   ==========          ========           ==========      ========   ========

The accompanying notes to combined financial statements are an integral part of these statements.

                              THE DECOMA ENTITIES

                   COMBINED STATEMENT OF SHAREHOLDER'S EQUITY

                                  COMMON STOCK             ADDITIONAL PAID-IN
                            -------------------------            CAPITAL                RETAINED EARNINGS
                                (1)           (2)       -------------------------   -------------------------
                              DECOMA        DECOMA        DECOMA        DECOMA        DECOMA        DECOMA
                            INVESTMENT,   INVESTMENT,   INVESTMENT,   INVESTMENT,   INVESTMENT,   INVESTMENT,
                              INC. I        INC. II       INC. I        INC. II       INC. I        INC. II        TOTAL
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
Predecessor (Note 1)
Balance as of January 1,
  1994....................    $ 1,000       $ 1,000     $ 1,104,288   $ 1,104,288   $  (198,754)  $  (198,754)  $ 1,813,068
  Net income..............         --            --              --            --       277,195       277,195       554,390
  Distributions...........         --            --              --            --      (248,952)     (248,952)     (497,904)
                               ------        ------      ----------    ----------    ----------    ----------    ----------
         Balance as of
           August 5,
           1994...........    $ 1,000       $ 1,000     $ 1,104,288   $ 1,104,288   $  (170,511)  $  (170,511)  $ 1,869,554
                               ======        ======      ==========    ==========    ==========    ==========    ==========
The Companies
  Capital contribution....    $ 1,000       $ 1,000     $ 2,749,000   $ 2,749,000   $        --   $        --   $ 5,500,000
  Net income..............         --            --              --            --       107,915       107,915       215,830
  Distributions...........         --            --              --            --      (223,484)     (223,484)     (446,968)
                               ------        ------      ----------    ----------    ----------    ----------    ----------
         Balance as of
           December 31,
           1994...........      1,000         1,000       2,749,000     2,749,000      (115,569)     (115,569)    5,268,862
  Net income..............         --            --              --            --       196,185       196,185       392,370
  Distributions...........         --            --              --            --      (283,977)     (283,977)     (567,954)
                               ------        ------      ----------    ----------    ----------    ----------    ----------
         Balance as of
           December 31,
           1995...........      1,000         1,000       2,749,000     2,749,000      (203,361)     (203,361)    5,093,278
  Net income
    (unaudited)...........         --            --              --            --        30,820        30,820        61,640
  Distributions
    (unaudited)...........         --            --              --            --      (207,747)     (207,747)     (415,494)
                               ------        ------      ----------    ----------    ----------    ----------    ----------
         Balance as of
           June 30, 1996
           (unaudited)....    $ 1,000       $ 1,000     $ 2,749,000   $ 2,749,000   $  (380,288)  $  (380,288)  $ 4,739,424
                               ======        ======      ==========    ==========    ==========    ==========    ==========

- ---------------

(1) Par value $1.00, 100,000 shares authorized, 1,000 shares issued and outstanding for all periods.
(2) Par value $0.10, 100,000 shares authorized, 10,000 shares issued and outstanding for all periods.

The accompanying notes to combined financial statements are an integral part of these statements.

                              THE DECOMA ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS

                                    PREDECESSOR                       THE COMPANIES
                                    -----------   -----------------------------------------------------
                                    PERIOD FROM   PERIOD FROM
                                    JANUARY 1,     AUGUST 6,                        SIX MONTHS ENDED
                                      1994 TO       1994 TO       YEAR ENDED            JUNE 30,
                                     AUGUST 5,    DECEMBER 31,   DECEMBER 31,   -----------------------
                                       1994           1994           1995          1995         1996
                                    -----------   ------------   ------------   -----------   ---------
                                                                                      (UNAUDITED)
Cash Flows from Operating
  Activities
  Net income......................  $   554,390    $  215,830    $    392,370   $   219,706   $  61,640
  Adjustments to reconcile net
     income to net cash provided
     by operating activities --
     Depreciation and
       amortization...............       95,592       130,826         313,995       155,092     155,092
     Minority interest............      774,233       235,482         683,590       424,384      98,949
  Changes in operating assets and
     liabilities --
     Receivables..................     (428,455)      216,490         (31,675)      150,819     526,906
     Other assets.................      (15,730)       (5,422)         (9,333)        7,064       7,278
     Accounts payable and accrued
       liabilities................        9,674        75,604          28,039       (16,739)      2,836
                                    -----------     ---------     -----------   -----------   ---------
          Net cash provided by
            operating
            activities............      989,704       868,810       1,376,986       940,326     852,701
Cash Flows from Financing
  Activities
  Payment of dividends............     (497,904)     (446,968)       (567,954)     (430,016)   (415,494)
  Distributions to minority
     interests....................     (546,175)     (236,702)       (797,819)     (679,349)   (545,781)
                                    -----------     ---------     -----------   -----------   ---------
          Net cash used in
            financing
            activities............   (1,044,079)     (683,670)     (1,365,773)   (1,109,365)   (961,275)
                                    -----------     ---------     -----------   -----------   ---------
     Net increase (decrease) in
       cash and equivalents.......      (54,375)      185,140          11,213      (169,039)   (108,574)
                                    -----------     ---------     -----------   -----------   ---------
Cash and Equivalents
Balance, beginning of period......       59,033         4,658         189,798       189,798     201,011
                                    -----------     ---------     -----------   -----------   ---------
Balance, end of period............  $     4,658    $  189,798    $    201,011   $    20,759   $  92,437
                                    ===========     =========     ===========   ===========   =========

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                              THE DECOMA ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                         DECEMBER 31, 1994 AND 1995 AND
                       JUNE 30, 1995 AND 1996 (UNAUDITED)

(1)  ORGANIZATION

  (a) General

     Decoma Investment, Inc. I (formerly, BIL Development, Inc.) ("Decoma I") and Decoma Investment, Inc. II (formerly, Linbeck Miami Corporation) ("Decoma II") are Texas corporations which collectively represent 66 2/3% of the partnership interests of Decoma Venture. Decoma Venture and its majority-owned subsidiaries, Decoma Limited ("Limited") and Decoma Miami Associates, Limited ("DMAL") are hereinafter collectively referred to as "Venture". Decoma I and Decoma II (collectively, the "Companies" or the "Decoma Entities") are engaged in the business of operating the Miami Arena (the "Arena"). The Arena is the home venue for the National Hockey League's Florida Panthers and the National Basketball Association's Miami Heat.

     On August 6, 1994, (the "Acquisition Date") all of the outstanding capital stock of Decoma I and Decoma II was acquired by H. Wayne Huizenga ("HWH") for approximately $5.5 million. Prior to this period, Decoma I and Decoma II were owned by unrelated third parties (the "Predecessor"). The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values at the date of acquisition as follows:

    Purchase price..........................................................  $ 5,500,000
                                                                              ===========
    Minority interest and working capital...................................  $(2,360,558)
    Investment in Miami Arena Operating Contract............................    7,754,558
    Other...................................................................      106,000
                                                                              -----------
              Total.........................................................  $ 5,500,000
                                                                              ===========

     The accompanying combined financial statements represent the combined accounts of the Companies. All significant intercompany amounts and transactions have been eliminated.

  (b) Proposed Reorganization

     The Florida Panthers Hockey Club, Ltd. (the "Panthers"), an entity owned by HWH, has entered into a proposed plan of reorganization which will be consummated only upon the closing of a proposed initial public offering ("IPO") of the Class A common stock of Florida Panthers Holdings, Inc., a newly formed Florida Corporation (the "Corporation"). In accordance with the terms of the proposed IPO, HWH will contribute all of the common stock of the Companies to the Panthers and, in return, will receive 870,968 shares of Class A common stock of the Corporation. As of July 3, 1996 the plan of reorganization and IPO had not been consummated.

     Since the Acquisition Date, Decoma I, Decoma II, and Decoma Investment, Inc. III (formerly, HSA Management, Inc.) ("Decoma III" an entity wholly-owned by HWH) have each owned 33 1/3% of the partnership interests of Venture. In connection with the proposed reorganization discussed above, immediately prior to the completion of the IPO, Decoma III will transfer all of its ownership of Venture, except for a 1% interest, to Decoma II. As this transfer will be among entities under common control, it will be accounted for on a historical cost basis, in a manner similar to a pooling of interests and has been reflected in the accompanying pro forma balance sheet at June 30, 1996.

                              THE DECOMA ENTITIES

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Cash and equivalents

     Cash and equivalents consist primarily of cash in banks and highly-liquid investments with original maturities of 90 days or less.

  (b) Investment in Miami Arena Operating Contract

     Amounts invested in the Miami Arena operating contract (the "MAC") have been reflected as Investment in Miami Arena operating contract in the accompanying combined balance sheets. Such amounts are being amortized using the straight-line method over the remaining term of the MAC (see Note 3).

  (c) Revenue Recognition

     Arena management revenue is recognized as earned, in accordance with the terms of the MAC (see Note 3).

  (d) Fair Value of Financial Instruments

     As of December 31, 1994 and 1995, the carrying amount of cash and equivalents, accounts receivable, accounts payable and accrued expenses and minority interest approximates fair value due to the short-term nature of these instruments.

  (e) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (f) Long-Lived Assets

     The Companies are required to implement the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in their fiscal year ending December 31, 1996. As the Companies currently evaluate the realizability of their long-lived assets, adoption of the statement is not anticipated to have a material effect on the Companies' combined financial statements at the date of adoption.

  (g) Interim Financial Data

     In the opinion of the management of the Companies, the accompanying unaudited combined financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Companies as of June 30, 1996, and the results of operations for the six month periods ended June 30, 1995 and 1996. The results of operations and cash flows for the six month period ended June 30, 1996 are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 1996.

(3)  THE MIAMI ARENA

     The Arena is owned by the Miami Sports and Exhibition Authority ("MSEA"), an agency of the City of Miami. Under the terms of the MAC between MSEA and DMAL, DMAL was engaged to operate the Arena. The MAC is scheduled to expire on July 8, 2020. Under the terms of a separate agreement between

                              THE DECOMA ENTITIES
the Companies and Leisure Management Miami, Inc. ("LMMI"), LMMI was engaged to manage the operations of the Arena, including rental of space, advertising, promotion, marketing, events management, box office, public relations and all custodial and support services. During 1994, subsequent to the execution of the MAC, approximately 50% of LMMI was acquired by HWH.

     A summary of certain terms of the MAC is presented below:

  (a) Operating Income (Loss)

     Under the terms of the MAC, the Arena's operating income (as defined by the MAC) is used to fund certain expenses, and required payments before any distributions are made to DMAL and MSEA.

  (b) Seat Use Fee

     In accordance with the terms of the MAC, a $.75 to $1.00 seat use fee is collected by the Arena as part of the purchase price of all tickets sold. This charge is remitted quarterly to DMAL and MSEA based on percentages detailed in the MAC and is recognized by the Decoma Entities in the period during which the amount of such fees has been estimated and is determined to be collectible.

  (c) Operating Payment

     Under the terms of the MAC, DMAL is to receive a management fee from the Arena consisting of a fixed and variable operating payment. The fixed operating payment is based on an annual amount of $275,000, as adjusted for inflation. The variable operating payment is calculated as defined in the MAC, based upon the revenues of the Arena. In accordance with the terms of the MAC, the variable operating payment is made only after the Arena's operating income (as defined in the MAC) has been used to fund certain operating expenses and required payments. Any unpaid management fees are deferred up to a maximum of $1,000,000. DMAL is not entitled to recover any unpaid management fees in excess of $1,000,000. The Decoma Entities recognize variable operating payments as revenue in the period during which the amount of such payments has been determined and the collectibility is considered to be probable.

(4)  MINORITY INTERESTS

     As discussed in Note 1 above, 33 1/3% of the partnership interests of Venture are owned by Decoma III. Additionally, Limited and DMAL are organized as limited partnerships of which 25% and 13%, respectively, are owned by unrelated third parties (the "Limited Partners"). For financial reporting purposes, the assets, liabilities, results of operations and cash flows of Venture, Limited and DMAL are included in the accompanying combined financial statements and Decoma III's interest in Venture and the Limited Partners' interests in Limited and DMAL have been reflected as Minority interests.

(5)  INCOME TAXES

     Decoma I and Decoma II are organized as S corporations under provisions of the Internal Revenue Code. Accordingly, taxable income of the Companies is reported in the tax returns of the individual shareholder of the Companies. The pro forma income tax provision in the accompanying combined statement of operations is presented for informational purposes as if the operations of the Decoma Entities were C corporations during the years presented. Pro forma taxes have been computed based on an overall estimated effective rate of 39%.

                              THE DECOMA ENTITIES

(6)  RELATED PARTY TRANSACTIONS

  Leisure Management Miami, Inc.

     The Companies through DMAL, are parties to a contract with LMMI, an entity controlled by HWH, whereby LMMI provides certain management services to the Companies related to the operation of the Arena.

  Florida Panthers Hockey Club, Ltd.

     In accordance with the terms of the MAC, the Companies received seat use fees of $224,560, $7,481 and $426,145 during the period from January 1, 1994 to August 5, 1994, the period from August 6, 1994 to December 31, 1994 and the year ended December 31, 1995, respectively, and $238,846 and $308,267 for the 6 months ended June 30, 1995 and 1996, respectively, from its affiliate, the Panthers.

     During 1995, the Companies purchased certain fixed assets on behalf of the Panthers in the amount of $68,650. Such amount has been reflected as receivable from related party in the accompanying combined balance sheet.

(7)  SUBSEQUENT EVENTS

  (a) New Arena

     During 1996, the City of Miami announced that it intends to build a new arena (the "New Arena") which will be utilized primarily by the Miami Heat. Upon its completion, the New Arena will compete with the Arena for the rights to host various events, including sports events and concerts. There can be no assurance that the Arena can successfully compete with the New Arena. In the event the Arena is unable to attract the various sports and non-sports events, the results of operations of the Decoma Entities will be adversely affected.

  (b) Broward County Civic Arena

     In addition, Broward County, Florida and an affiliate of HWH announced that it also intends to build a new, state-of-the-art arena (the "Broward County Civic Arena") which will be utilized primarily by the Panthers. Upon its completion, the Broward County Civic Arena will be approximately 40 miles from the Arena. Management of the Companies does not believe the Broward County Civic Arena will have a material adverse impact on the Arena's operations, primarily due to the distance between the facilities.

  (c) Litigation

     On June 17, 1996, MSEA filed a lawsuit against among others, HWH and Decoma Venture (the "Defendants"), in the United States District Court of the Southern District of Florida. The suit alleges that the Defendants have conspired to restrain trade in the South Florida sports and entertainment facility market by monopolizing or attempting to monopolize such market in violation of federal antitrust laws. The plaintiff seeks, among other things, to (i) nullify certain provisions of the MAC, specifically provisions restricting MSEA from developing the New Arena, and (ii) force the Defendants to divest their control over the Arena and the Broward County Civic Arena. In addition, the plaintiff seeks treble damages as well as reimbursement for reasonable attorneys' fees and costs. The Defendants believe that the suit is without merit and intend to vigorously defend against this suit. An unfavorable outcome of the suit may have a material adverse effect on the Companies financial condition or results of operations.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK OFFERED HEREBY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    8
Reorganization........................   16
Concurrent Offering...................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Dilution..............................   18
Capitalization........................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition And Results
  of Operations.......................   21
The National Hockey League............   25
Business..............................   29
Management............................   38
Certain Transactions..................   42
Principal Shareholders................   44
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   47
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Index to Financial Statements.........  F-1

                            ------------------------
     UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                7,300,000 SHARES

                                     [LOGO]

                        FLORIDA PANTHERS HOLDINGS, INC.

                              CLASS A COMMON STOCK
                              --------------------

                                   PROSPECTUS

                              --------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                        RAYMOND JAMES & ASSOCIATES, INC.
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance of the securities being registered are as follows:

    SEC Registration Fee......................................................  $ 26,569
    NASD Filing Fee...........................................................     8,205
    Nasdaq National Market Listing Fee........................................    50,000
    Printing Expenses.........................................................         *
    Accounting Fees and Expenses..............................................         *
    Legal Fees and Expenses...................................................         *
    Blue Sky Fees and Expenses................................................    15,000
    Transfer Agent and Registrar Fees and Expenses............................         *
    Miscellaneous.............................................................         *
                                                                                ----------
                                                                                       -
              Total...........................................................  $590,000
                                                                                ===========

- ---------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

     Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Articles and Bylaws. The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

     Underwriting Agreement. Reference is made to the Underwriting Agreement, the proposed form of which is to be filed as Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Aside from the securities issued in connection with the Reorganization of the Company and as described more fully in the Prospectus, there has been no issuance of unregistered securities by the Company within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  1      --  Form of Underwriting Agreement*
  1.2    --  Form of Placement Agency Agreement*
  3.1    --  Amended and Restated Articles of Incorporation of the Company
  3.2    --  Form of By-Laws of the Company
  5.1    --  Form of Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to the Company

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
 10.1    --  Broward County Civic Arena License Agreement, dated as of June 4, 1996, by and between Florida Panthers Hockey Club, Ltd., Arena Operating Company, Ltd., and
             Broward County Florida
 10.2    --  Broward County Civic Arena Operating Agreement, dated as of June 4, 1996, by and between Arena Operating Company, Ltd. and Broward County, Florida
 10.3    --  Amendment and Clarification to Operating Agreement and License Agreement, dated as of June 4, 1996, by and between Florida Panthers Hockey Club, Ltd., Arena Operating
             Company, Ltd. and Broward County, Florida
 10.4    --  Broward County Civic Arena Development Agreement, dated as of June 4, 1996, by and between Arena Development Company, Ltd. and Broward County, Florida
 10.5    --  Employment Agreement by and between William A. Torrey and the Company*
 10.6    --  Management Agreement by and between the Company and Huizenga Holdings, Inc.*
 10.7    --  Miami Arena Contract, dated as of October 10, 1986, as amended, by and between
             Miami Sports and Exhibition Authority and Decoma Miami Associates, Ltd.
 10.8    --  First Amendment to Miami Arena Contract and Agreement, dated as of December 13,
             1990, by and between Miami Sports and Exhibition Authority and Decoma Miami
             Associates, Ltd.
 10.9    --  Lease Agreement by and between Florida Panthers Hockey Club, Ltd. and Draper &
             Kramer, Inc.*
 10.10   --  Lease Agreement by and between Florida Panthers Hockey Club, Ltd. and E & E
             Enterprises*
 10.11   --  Arena Management Agreement, dated as of October 10, 1986, by and between Decoma
             Venture and Facility Management and Marketing (predecessor to Leisure Management
             International)
 10.12   --  1996 Stock Option Plan*
 21.1    --  Subsidiaries of the Company
 23.1    --  Consent of Arthur Andersen LLP
 23.2    --  Form of Consent of Akerman, Senterfitt & Eidson, P.A. (included in their opinion filed as Exhibit 5.1)
 24.1    --  Powers of Attorney (included on the signature page of this Registration Statement)
 27.1    --  Financial Data Schedule (for SEC use only)

- ---------------

* To be filed by an amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the representatives of underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by such representatives of underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 17th day of September, 1996.

                                          Florida Panthers Holdings, Inc.

                                          By:     /s/  STEVEN M. DAURIA

                                            ------------------------------------
                                            Steven M. Dauria
                                            Vice President and Chief Financial
                                              Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Steven M. Dauria with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Florida Panthers Holdings, Inc. (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-1 of the Company and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933 and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ----------------------------  -------------------
              /s/  H. WAYNE HUIZENGA           Chairman of the Board         September 17, 1996
- ---------------------------------------------    (Principal Executive
              H. Wayne Huizenga                  Officer)
                /s/  RICHARD H. EVANS          President and Director        September 17, 1996
- ---------------------------------------------
              Richard H. Evans
               /s/  WILLIAM A. TORREY          President of Florida          September 17, 1996
- ---------------------------------------------    Panthers Hockey Club, Inc.
              William A. Torrey                  and Director
                /s/  STEVEN M. DAURIA          Vice President and Chief      September 17, 1996
- ---------------------------------------------    Financial Officer
              Steven M. Dauria                   (Principal Financial and
                                                 Accounting Officer)
               /s/  STEVEN R. BERRARD          Director                      September 17, 1996
- ---------------------------------------------
              Steven R. Berrard
               /s/  HARRIS W. HUDSON           Director                      September 17, 1996
- ---------------------------------------------
              Harris W. Hudson

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ----------------------------  -------------------
           /s/  GEORGE D. JOHNSON, JR.         Director                      September 17, 1996
- ---------------------------------------------
           George D. Johnson, Jr.
              /s/  RICHARD C. ROCHON           Director                      September 17, 1996
- ---------------------------------------------
              Richard C. Rochon

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ---------------------------------------------------------------------------------
  1       -- Form of Underwriting Agreement*
  1.2     -- Form of Placement Agency Agreement*
  3.1     -- Amended and Restated Articles of Incorporation of the Company
  3.2     -- Form of By-Laws of the Company
  5.1     -- Form of Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to the Company
 10.1     -- Broward County Civic Arena License Agreement, dated as of June 4, 1996, by and between Florida Panthers Hockey Club, Ltd., Arena Operating Company, Ltd., and
             Broward County Florida
 10.2     -- Broward County Civic Arena Operating Agreement, dated as of June 4, 1996, by and between Arena Operating Company, Ltd. and Broward County, Florida
 10.3     -- Amendment and Clarification to Operating Agreement and License Agreement, dated as of June 4, 1996, by and between Florida Panthers Hockey Club, Ltd., Arena
             Operating Company, Ltd. and Broward County, Florida
 10.4     -- Broward County Civic Arena Development Agreement, dated as of June 4, 1996, by and between Arena Development Company, Ltd. and Broward County, Florida
 10.5     -- Employment Agreement by and between William A. Torrey and the Company*
 10.6     -- Management Agreement by and between the Company and Huizenga Holdings, Inc.*
 10.7     -- Miami Arena Contract, dated as of October 10, 1986, as amended, by and between
             Miami Sports and Exhibition Authority and Decoma Miami Associates, Ltd.
 10.8     -- First Amendment to Miami Arena Contract and Agreement, dated as of December 13,
             1990, by and between Miami Sports and Exhibition Authority and Decoma Miami
             Associates, Ltd.
 10.9     -- Lease Agreement by and between Florida Panthers Hockey Club, Ltd. and Draper &
             Kramer, Inc.*
 10.10    -- Lease Agreement by and between Florida Panthers Hockey Club, Ltd. and E & E
             Enterprises*
 10.11    -- Arena Management Agreement, dated as of October 10, 1986, by and between Decoma
             Venture and Facility Management and Marketing (predecessor to Leisure Management
             International)
 10.12    -- 1996 Stock Option Plan*
 21.1     -- Subsidiaries of the Company
 23.1     -- Consent of Arthur Andersen LLP
 23.2     -- Form of Consent of Akerman, Senterfitt & Eidson, P.A. (included in their opinion filed as Exhibit 5.1)
 24.1     -- Powers of Attorney (included on the signature page of this Registration
             Statement)
 27.1     -- Financial Data Schedule (for SEC use only)

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* To be filed by an amendment.

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